Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SAEBO, Inc.
2459 Wilkinson Blvd. Ste 120-B
Charlotte, NC 28208
https://www.saebo.com/

Up to $1,069,999.00 in Common Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SAEBO, Inc.
Address: 2459 Wilkinson Blvd. Ste 120-B, Charlotte, NC 28208
State of Incorporation: NC
Date Incorporated: June 29, 2004

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Common Stock
Offering Maximum: $1,069,999.00 | 2,139,998 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $248.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company (the "President"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>**Amount-Based:**</u>

$500+

Supporter Level

Supporters will receive a $25 gift card for the products or swag of your choice at saebo.com. You'll also receive a personalized coupon code to save 20% on any product of your choice.*

$1,000+

Bronze Investor Level

Bronze Investors will receive a $50 gift card for the products or swag of your choice at saebo.com. You'll also receive a coupon code to save 20% on your entire next order.*

$2,500+

Silver Investor Level

Silver Investors will receive a $100 gift card for the products or swag of your choice at saebo.com. You'll also receive a personalized coupon code to save 20% on all of your orders for an entire year.*

$5,000+

Gold Investor Level

Gold Investors will receive 10% Bonus Shares plus all of the Silver Level perks. In addition, Saebo will donate, in your name, $500 worth of products to patients in need.

$10,000+

Platinum Investor Level

Platinum Investors will receive 15% Bonus Shares plus all of the Silver Level perks. In addition, Saebo will donate, in your name, $1,000 worth of products to patients in need.

*Excludes hospital-based treatment equipment (e.g., items priced over $5,000).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Saebo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Saebo is a leading international provider of stroke and neuro rehabilitation products for the upper and lower extremities. In 2019, we sold over 13,000 products in 44 countries on six continents. Since its founding, Saebo has generated over $44MM in total revenues. The company is established, well-known in the industry, and its award-winning line of products have been proven effective in over 4,000 hospitals and over 100,000 patient homes around the world. The company is approaching cash flow break-even, so your investment will primarily be used to accelerate growth of an established industry leader.

Saebo is different from most of its competitors. They focus on selling expensive ($25,000-250,000), high tech products with sensors and robotics to hospitals. Great products, but there are a limited number of rehab hospitals to sell to, there's lots of competition, and patients can't use these expensive products at home.

While we do sell capital products to hospitals (average sale price of just $10,000), Saebo's main focus is on selling *"affordable, effective, evidence-based" products to patients for use in their homes* as assistive devices or to continue with their rehabilitation. In the US alone, there are over 800,000 new strokes per year, over 600,000 new stroke survivors per year and over 6,000,000 "legacy" stroke survivors from previous years. Saebo has something for all of these survivors – whether it is our free exercise guide (77,656 downloaded worldwide), our free mental practice exercises, or one of our innovative, affordable products, ***we can help every single stroke survivor with their recovery.***

Stroke/neuro rehabilitation is a large and growing market that will only increase as the US population ages.

As the #1 cause of long term disability worldwide according to the World Stroke Organization, suffering a stroke can have a devastating impact on quality-of-life, leaving many patients unable to use their hand or leg, and dependent upon others for basic tasks such as dressing or eating.

Based on the latest research demonstrating the brain's innate "cortical plasticity," our innovative products (17 patents to date) help patients "rewire" their brains and regain lost function and mobility.

In the US, our products have been recommended by leading clinicians at each of the Top 10 Rehabilitation Hospitals as ranked by US News & World Reports, and over 2,000 other hospitals nationwide.

Worldwide, our products have been used by an estimated 800,000 patients in over 4,000 hospitals and are currently featured in 14 different stroke rehabilitation textbooks.

With a broad, multi-channel distribution model, we sell our products directly to hospitals, providers, domestic and international distributors, and most importantly patients. In fact, direct-to-patient sales represent the fastest growing segment of our business, and we are proud to offer a 100% money back guarantee on every single product we sell.

In addition to these direct channels, the company also sells products through a range of domestic distributors in the Orthotics and Prosthetics (O&P), Durable Medical Equipment (DME) and Rehabilitation products industries.

Through its wholly owned UK subsidiary, Saebo UK, and through its extensive network of 24 exclusive and non-exclusive dealers the company is currently represented in 38 countries, which accounts for approximately 30% of the company's overall revenue.

Saebo's sophisticated digital marketing platform yields strong organic search rankings and low customer acquisition costs. Our complementary and expanding product line ensures a growing lifetime value of our customers. Finally, product exclusivity and high-touch customer service ensure high gross margins.

The company currently outsources almost all of its manufacturing and administrative/back office functions in order to minimize fixed costs and maximize operational flexibility and customer focus.

Competitors and Industry

Saebo competes in the global marketplace for neuro-rehabilitation equipment targeting the treatment of patients who have suffered a stroke, TBI, or other neurological injury or disease that impairs mobility.

As a growing body of research now supports the understanding that patients can continue to improve mobility for years or even decades after their original injury or diagnosis, a new market for equipment to assist these patients has begun to emerge in recent years. Companies currently competing in this market can be grouped into the following classifications:

*Electrical Stimulation: the application of electrical current to targeted muscle groups to cause contraction of those muscles and therefore movement in the affected limb. Companies currently marketing "e-stim" products include Bioness, Zynex, and Restorative Therapies.

*Exoskeletons: the provision of powered mechanical assistance to paralyzed limbs to initiate or facilitate movement in the affected body part and enable the completion of functional tasks such as walking or grasping objects. Companies currently marketing exoskeletons include Ekso, ReWalk,Parker Hannafin, Rex Bionics, and Myomo.

*Computer Based Gaming/Virtual Reality: the incentivization of high repetitions of movements in the affected body part via enhanced patient engagement through video gaming. Companies currently marketing computer based gaming environments include Meditouch, Neofect, Flint Rehab, and Mindmaze.

*Robotic Assisted Therapy: the robotic manipulation (either passive or volitional) of the affected body part to facilitate high repetition movements during therapeutic exercise sessions. Companies currently marketing robotic assisted therapy include Hocoma, Tyromotion, Fourier, Rehatechnology, and Bionik.

For most patients, the products mentioned above will remain hopelessly out of reach. That's because they are either too expensive (and not covered by insurance) or too complicated for home use.

At Saebo, we believe the future of neuro-rehabilitation is "in-home" therapy based upon its ability to deliver improved patient outcomes while simultaneously lowering the short and long term costs of care. Therefore, each our our products is designed to be used with no specialized training and is priced to be within reach for most patients, even if they have no insurance coverage.

Current Stage and Roadmap

<u>Company History of Development</u>

As one of the earliest and most established companies in the global market for stroke-rehabilitation equipment, Saebo has already assembled a diverse product portfolio and extensive distribution network.

*Product Development: The company's current portfolio of flagship products have already satisfied FDA pre-marketing requirements or are regulated as Class I devices which are exempt from premarket requirements. In the process of developing these products, the company has been granted 17 different patents by the US Patent Office.

Upon introduction to the market, the company's products have gained wide spread adoption and have surpassed a number of remarkable milestones including over $44 million in lifetime revenue to date.

In addition to developing its own proprietary product designs, the company also enters into exclusive distribution agreements for complimentary products developed by other medical device companies seeking to access Saebo's established distribution network.

*Business Model: The company's multi-channel business model is now delivering scalable, capital-efficient growth opportunities based on falling customer acquisition costs and increasing customer life time values. The company uses product exclusivity and high-touch customer service to maintain high gross margins and enjoys a high level of revenue stability due to its diversification across multiple distribution channels as well as a steady, "recession-proof" demand for its healthcare related products.

The company is currently selling through the following channels:

- Direct to patient – Our largest and fastest-growing channel, especially through our on-line e-commerce website.

- Sales to hospitals and outpatient treatment centers – includes products designed for single use by individual patients, as well as treatment equipment designed for use by multiple patients (i.e., durable capital equipment).

- Wholesale – many of our products are purchased by local/regional Orthotic and Prosthetic (O&P), Durable Medical Equipment (DME) and rehabilitation product distributors and resold, either to facilities or billed to a patient's insurance.

- International – we have 12 exclusive and 12 non-exclusive distributors covering 38 countries, including a wholly-owned subsidiary in the UK.

*Marketing: Following an initial customer acquisition strategy focused almost exclusively on generting patient referrals from healthcare providers (e.g. occupational therapists, physical therapists, neurologists, etc.), in 2015 the company pivoted and expanded its marketing efforts to include patient end-users directly via sophisticated digital marketing and ecommerce platforms, and is experiencing robust high double digit growth in this channel.

The company's digital marketing efforts have also delivered strong organic search rankings and decreasing customer acquisition costs. The company now ranks in the top 3 organic search results for over 2,000 search terms related to stroke and stroke rehabilitation.

*Sales: The company currently maintains a staff of five inside sales positions and relies on a network of per-diem clinicians to provide technical assistance and training to customers in the field. The company also sells products wholesale through a national network of independent and chains of Orthotics and Prosthetics and Durable

Medical Equipment providers.

*Operations: The company currently outsources most of its manufacturing and back office functions (e.g., accounting, payroll, etc.) to minimize fixed costs and maximize operational flexibility. Warehouse and fulfillment operations are retained in-house to ensure maximum control over the entirety of the customer experience.

*COVID: Prior to COVID, the company was on a trajectory to reaching positive cash flow for 2020. Subsequent to COVID, the company has temporarily suspended a portion of its direct-to-hospital sales activities to offset declining revenue in that channel and to reestablish its trajectory towards positive cash flow for 2021. While the future impact of COVID is uncertain, the company has presently regained approximately 85% of its pre-COVID revenue levels and projects cash flow at or near breakeven for 2021.

Future Roadmap: with an established product line of rougly 16 significant lines of business and business model, the company's roadmap now calls for the allocation of resources towards achieving scale. Leveraging the company's strong brand and marketing infrastructure, we will focus on the following core initiatives:

1. Expand our product porfolio for existing diagnoses (i.e., more products for patients suffering from stroke and other acquired brain injuries).

2. Expand our product portfolio for new diagnoses (i.e., more products for patients suffering from other neurological diagnoses such as MS, CP, and diabetic/idiopathic neuropathy).

3. Expand our distribution channels to establish true omni-channel presence.

4. Expand our international dealer network and international ecommerce sales.

5. Expand our marketing team and focus beyond our current organic and remarketing campaigns.

6. Expand our sales and clinical support teams to focus on regional and national accounts and new business development opportunities.

7. Expand our operational efficiencies (i.e., leverage scale to both lower our cost-of-goods, and reduce overhead as a percentage of revenue).

The Team

Officers and Directors

Name: Henry B. Hoffman Jr.

Henry B. Hoffman Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder
  Dates of Service: June 29, 2004 - Present
  Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

- **Position:** President
  Dates of Service: October 22, 2020 - Present
  Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

- **Position:** Director
  Dates of Service: July 01, 2004 - Present
  Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

Name: Todd D. Wiebusch

Todd D. Wiebusch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Chairman
  Dates of Service: June 29, 2004 - Present
  Responsibilities: Assists with corporate strategy, directs the procurement and deployment of financial resources, and oversees the company's management team. Responsible for maximizing the value of the company and ensuring sound corporate governance. Manages the company's overseas expansion and international operations.

- **Position:** Director
  Dates of Service: June 29, 2004 - Present
  Responsibilities: Charts corporate strategy, directs the procurement and deployment of financial resources, and oversees the company's management team. Responsible for maximizing the value of the company and ensuring sound corporate governance. Manages the company's overseas expansion and international operations.

Other business experience in the past three years:

- **Employer:** CHMG Capital, LLC

Title: CEO
Dates of Service: August 05, 2004 - Present
Responsibilities: Corporate Strategy, Investment Decisions, Management of Senior Personnel of Majority owned portfolio companies. CHMG Capital, LLC is a personal investment vehicle operated by Mr. Wiebusch. CHMG Capital, LLC owns 100% of CHMG Solutions, LLC. CHMG Solutions has 13 employees, including Alan Zdyb. Saebo pays CHMG Solutions a fee (at cost) for outsourced billing, collection, accounting, IT and other admin services.

Other business experience in the past three years:

- **Employer:** Courage Ventures Funds, Oy
  Title: Partner
  Dates of Service: August 01, 2016 - Present
  Responsibilities: Assist with making Venture Capital investments in Finnish digital health and wellness companies that aspire to enter the US market

Name: Christopher L. Klett

Christopher L. Klett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January 15, 2020 - Present
  Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human resources.

- **Position:** Secretary
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human resources.

- **Position:** Director
  Dates of Service: January 15, 2020 - Present
  Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human resources.

Name: Alan J. Zdyb

Alan J. Zdyb's current primary role is with CHMG Solutions, LLC. Alan J. Zdyb currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 01, 2010 - Present
  Responsibilities: Voting member of board of directors responsible for controlling the company according to company Bylaws. In his role as VP of Finance for CHMG Solutions, which provides fully outsourced accounting and financial services to the Company, he oversees all aspects of Saebo's finance, accounting, billing and collections functions.

Other business experience in the past three years:

- **Employer:** CHMG Solutions, LLC
  Title: VP of Finance
  Dates of Service: November 26, 2001 - Present
  Responsibilities: Oversees all areas of Finance, Accounting, Accounts Payable, Billing, Collections and IT services for CHMG Solutions and the outsourced services it provides to third party clients, including Saebo. Alan receives 100% of his salary from CHMG Solutions, but spends about 25% of his time on Saebo-related issues/topics.

Name: Peter Durand

Peter Durand 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: February 14, 2022 - Present
  Responsibilities: Overall responsibility for the strategy and performance of the company, specifically focusing on sales, marketing, board and investor relations.

Other business experience in the past three years:

- **Employer:** Miller Resource Group
  Title: Executive Recruiter
  Dates of Service: April 01, 2021 - August 01, 2021
  Responsibilities: Recruiting

Other business experience in the past three years:

- **Employer:** Netsertive
  Title: Chief Revenue Officer
  Dates of Service: February 01, 2019 - April 01, 2021
  Responsibilities: Managed Company Revenue

Other business experience in the past three years:

- **Employer:** Cruxible Partners, LLC
  Title: President and CEO
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Hosts consulting or speaking engagements.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health care and/or rehabilitation industry. However, that may never happen or it may happen at a price that results in you losing part or all of your money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred

stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that some of the products we have in development may never be an operational product or that the product may never be offered for sale. It is possible that the failure to release any product may be the result of a change in the Company's business model, focus, strategies or tactics upon the Company's making a determination that the continuation of the Company's business model, focus, strategies or tactics, or some other factor, may not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Delays or cost overruns in the development of future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company (the "President"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of

a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in Company management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based in part on an assumption that with an increased product development budget, and an increased advertising and marketing budget, we will be able to develop more products, and that these products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies around the world who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Saebo, Inc. was formed on 6/29/2004. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may use a disproportionate amount of the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may use a disproportionate amount of the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our future success depends on the efforts of key personnel and consultants, especially our Co-founder, Director, and President, Henry Hoffman, our Executive Chairman and Director, Todd Wiebusch, and our Chief Operating Officer and Director, Christopher Klett. Although the company currently maintains key man life insurance policies on the aforementioned individuals, there is no guarantee that the amount of coverage would be sufficient to fully offset the financial impact to the company of losing one of these key employees. Further, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate, attract or retain qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee to replace them. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

With a significant e-commerce presence and digital marketing program that operates over the internet, we may be vulnerable to hackers who may access the data of our customers, suppliers, partners and/or investors. Further, any significant disruption to the operations of Saebo. or in its computer systems could reduce the company's sales, increase expenses to remedy any cyber attack(s) and result in a loss of revenue. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Saebo, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Product Liability
The nature of our products means there is a risk we will face product liability lawsuits. We sell products that are considered medical devices and are used by patients in both clinical and home settings. Based on the classifications of our products and the settings in which they are used, the company may be at risk for potential product liability lawsuits. If our products are shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt the company, which would significantly reduce the value of your investment.

As a result of government regulation, we may be unable to market one or more of our devices in the United States in the future for the indications for which they were designed.
Our devices have been marketed in the United States based upon existing FDA classifications and 510k clearances for specific indications. Future adverse decisions by the FDA may impact our marketing efforts for current products, and/or products currently in development, and/or products which may be placed in development in the future.

If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.
Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Manufacturing and selling our products internationally may present risks.
Certain components of our products are manufactured internationally, and specifically in China. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the coronavirus outbreak in China may disrupt

parts supply. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We are subject to changes in foreign currency exchange rates.
Some of our products are manufactured in China and some are sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

We store personally identifiable information of consumers which is subject to vast regulation.
Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the United States, European Union and elsewhere, including, but not limited to, the Health Insurance Portability and Accountability Act of 1996 (HIPAA), the Health Information Technology for Economic and Clinical Health Act (HITECH), the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing

industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software solutions. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.
If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

We depend on technology and advanced information systems, which may fail or be subject to disruption.
There are no assurances that our software solutions and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software solutions. Further, our software solutions may be the target of malicious attacks seeking to identify and exploit weaknesses. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks, through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ("IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our software solutions may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, failure could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to maintain business continuity procedures and security measures to protect

against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. Our software solutions store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software solutions are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

COVID-19

In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Todd D. Wiebusch	1,015,873	Series A Preferred Shares	
Todd D. Wiebusch	763,170	Series B Preferred Shares	
Todd D. Wiebusch	1,143,712	Series C Preferred Shares	65.62%
Todd D. Wiebusch	9,197,296	Series D Preferred Shares	
Todd D. Wiebusch	1,847,287	Common Stock	

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, and Series D Preferred Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,139,998 of Common Stock.

Common Stock

The amount of security authorized is 21,145,517 with a total of 9,791,438 outstanding.

Voting Rights

1 vote per share

Material Rights

Stock Incentive Plan

The total amount of common shares outstanding (9,791,438) includes:

2,057,170 of shares to be issued to employees pursuant to the company's 2015 Stock Incentive Plan, and

1,847,287 of shares reserved for the conversion of preferred shares at a greater than 1:1 ratio.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company (the "President"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Shares

The amount of security authorized is 1,120,000 with a total of 1,015,873 outstanding.

Voting Rights

One vote per share (based on the number of common shares granted upon conversion from preferred to common).

Material Rights

<u>Key Material Rights</u>

Please refer to Exhibit F of the Offering Memorandum for further details.

• Distribution rights and preferences

- Covered by Liquidation/Dividend/Redemption/Conversion/Right of First Refusal.

• Liquidation rights and preferences

- Liquidation preferences over Common Stock. The amount to be paid is the Original Issue Price of the shares plus any accrued but unpaid dividends. Series A holders hold liquidation preference over other preferred shares and Common Stock.

• Dividend rights

- Entitled to dividends at an interest rate of 5%. Payable when declared by the Board or on liquidation/dissolution/redemption of Series A Preferred Stock.

• Right of first refusal

• Drag Along/Tag Along

- At least 2/3rds of the outstanding Preferred Shares, voting together as a single class, are required for a merger/consolidation/exchange of shares with another entity, or to sell/lease/license/or transfer all or substantially all of the corporation's assets.

• Redemption Rights

- At the option of the Electing Holders, the corporation must redeem the outstanding Preferred Shares by paying cash for each Series A share in the amount of the Series A redemption price.

• Voting Rights

- Except as provided, Preferred Holders will be entitled to the number of votes equal to the number of Common Shares each Preferred Share could convert into. Preferred Holders will vote together with Common Stock holders, except as otherwise provided, as a single class.

- Preferred Holders will vote as a separate class for the election of 3/5 of the company's directors and in relation to the Preferred Stock Protective Provisions.

• Conversion Rights

- Preferred Stock will convert into Common Stock. The conversion rate is calculated by dividing the Original Price by the Conversion Price, determined at the time of conversion. Preferred Stock is automatically converted on a Liquidation Event/IPO/election of preferred shareholders.

- No fractional conversions are allowed, only conversions into full shares.

• Anti-Dilution Rights

- Shares are entitled to preemptive rights as per the Investor Rights Agreement.

• Mandatory Conversion Rights

- Mandatory conversion to Common Shares at the applicable Conversion Price occurs on a Qualified IPO/merger/sale of substantially all assets, or upon election of the majority of the holders.

• Protective Provisions

- As long as 50% of the Preferred Shares remain outstanding, at least two-thirds of Preferred Shareholders must consent to: 1) altering rights of Preferred Stock; 2) altering amount of Preferred Stock; 3) authorize a new class of stock; 4) reclassify Common Stock; 5) Alter Articles or Bylaws in a way that adversely affects the Preferred Stock; 6) Pay dividends (other than to Preferred Stock); 7) Merge/Exchange shares with another entity; 8) Wind down event/Change of Control event; 9) Liquidation event; 10) Initial Public Offering of securities with a value less than $20M and $3 per Common Share); 11) Change size of Board of Directors from 5 directors; 12) Create employee Stock Option Plan.

• Election of Directors Rights

- Holders of Preferred Stock, voting as a single class, will be entitled to elect 3 directors via majority vote of the Preferred Shares.

• No Reissuance Rights

- No Preferred Share or Preferred Shares acquired by the corporation will be reissued. It must be cancelled and returned to the shares of undersigned Preferred Stock.

Series B Preferred Shares

The amount of security authorized is 763,170 with a total of 763,170 outstanding.

Voting Rights

One vote per share (based on the number of common shares granted upon conversion from preferred to common).

Material Rights

Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

Series C Preferred Shares

The amount of security authorized is 1,160,998 with a total of 1,160,998 outstanding.

Voting Rights

One vote per share (based on the number of common shares granted upon conversion from preferred to common).

Material Rights

Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

Series D Preferred Shares

The amount of security authorized is 9,197,296 with a total of 9,197,296 outstanding.

Voting Rights

One vote per share (based on the number of common shares granted upon conversion from preferred to common).

Material Rights

Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

What it means to be a minority holder

As a minority holder of Common Stock you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, in the event the company issues more shares, the percentage of the company that you own will go down. It is possible that with the issuance of new shares, the value of the company could go up, but it could also go down. In either event, you will own a smaller percentage of the company after any new share issuance. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment or other equity investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2021 Results

Consolidated revenue for 2021 grew $535,000 or 13% versus 2020 to return to pre-pandemic levels. This revenue growth was led by continued strength in our sales of Patient Products through our US Direct-to-Consumer channel. This more than compensated for continued softness in sales of our Capital Products to Hospitals, as many hospitals continued to struggle financially from the effects of COVID. International sales also returned to pre-pandemic levels.

Gross Margin increased significantly by $440,000 or 5% due to the improved sales mix of more profitable Patient Product sales. We believe this new, higher Gross Margin is sustainable as we continue to focus more resources on more profitable Patient Products and continue to work to lower our COGS on some of our higher volume products.

Sales, General and Administrative expenses were up about $578K in 2021 vs. 2020. We brought back (and added) sales and support staff to accommodate the increase in sales throughout the year. We also increased our advertising expense consistent with a positive ROAS (Return on Ad Spend), and returned to investing significantly in new product R&D.

Net Income for the year improved from a loss of ($919,149) to a loss of ($765,524) or a reduction of $153,621.

However, for 2021, $286,108 in preferred return, $67,169 in interest expense and $172,000 in outsourcing fees to related parties was not paid in 2021. This reduced the actual cash Net Income to ($240,247).

Historical results and cash flows:

Net Cash used in Operating Activities declined by $530,224 to $581,524, which would have been lower except the Company increased inventory by approximately $90,000 due to a new product launch and supply chain issues.

In 2021, the company received a $304,000 PPP Loan (which was subsequently fully forgiven in 2022).

Cash at the end of 2021 was $534,201, an increase of $277K from year end 2020.

Other Highlights of 2021:

1) The Company brought back almost all employees who were furloughed as a result of COVID, and actually ended the year with more employees than it had pre-COVID.

2) Hired a Director of Digital Marketing.

3) Redesigned its very popular SaeboStep, improving functionality and lowering the cos

4) Introduced the SaeboStim Spa, a proven treatment for foot pain/neuropathy.

5) Hired a Growth Consultant to assist with product and brand strategy, who was subsequently hired as the Company's CEO

Our expectation is that we will continue to aggressively grow our US Direct-to-Consumer business through our ecommerce site, and that our international and US Captial Equipment business lines will return to pre-pandemic levels and continue growing from there. As such, we expect our pre-covid "base business" will continue to grow at about 15% versus prior year. The introduction of the SaeboStim Spa should add another approximately 5% to revenue this year, and we intend to launch at least one new product and another product line extension that we hope will add another 5% to revenue this year, for a total expected revenue growth of about 20-25% versus prior year. Further, we do not intend to add much (if any) additional payroll or other additional expenses in 2022, so we expect most of the incremental growth in gross profit to "drop-thru" to the bottom line. If we are able to achieve this, the company should be near or even possibly above cash flow break-even.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company had $534,201 in cash on hand as of 12/31/21, and had an additional $160K available on its line of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Because of the previously mentioned liquidity, access to capital and revenue momentum, The Company anticipates that, without a material adverse change to its operating environment (please see "Risk Factors"), the company intends to use the funds primarily to fund ongoing growth initiatives in digital marketing, product development and international expansion. While there is no guarantee he will be willing to do so in the future, in recent years, our lead investor has also been willing to provide debt for growth investments.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the campaign are not necessary for the viability of the Company (except in the event of an unforeseen material adverse change in the Company's operating environment). The funds from the campaign will be used to expand our product offerings and marketing programs to accelerate our growth as outlined above and in the "Use of Proceeds" section.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We have already exceeded the minimum raise amount. Based on our current expense estimate, we believe we will be able to operate the company indefinitely (assuming no material adverse change to our operating environment). In the unlikely event we are not able to operate indefinitely, we have potential access to additional capital through our lead investor, and/or could reduce expenses to save cash.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding amount, we believe we will be able to operate the company indefinitely (assuming no material adverse changes to our operating environment).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is investigating the potential of securing a line of credit for potential future contingencies and/or growth opportunities. However, there are no current commitments nor plans for future capital raises.

Indebtedness

- **Creditor:** CHMG Capital, LLC
  Amount Owed: $1,825,000.00

Interest Rate: 0.0%
Maturity Date: January 01, 2030
Due and payable upon the sale of all or substantially all of the assets or stock of Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty

- **Creditor:** CHMG Capital, LLC
  Amount Owed: $1,019,482.03
  Interest Rate: 6.0%
  Maturity Date: January 01, 2030
  Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

- **Creditor:** CHMG Solutions, LLC
  Amount Owed: $2,151,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2030
  Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

- **Creditor:** CHMG Capital, LLC
  Amount Owed: $120,456.92
  Interest Rate: 0.0%
  Maturity Date: January 01, 2030
  Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

- **Creditor:** Small Business Administration (COVID-19 Economic Injury Disaster Loan)
  Amount Owed: $494,152.00
  Interest Rate: 3.75%
  Maturity Date: May 01, 2050
  Monthly principal and interest payments of $731, increasing to $2509 in Oct 2022.

- **Creditor:** First National Bank (COVID-19 SBA Payroll Protection Program Loan)
  Amount Owed: $66,168.33
  Interest Rate: 1.0%
  Maturity Date: April 01, 2022
  subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. Principal amounts not forgiven, including accrued interest at 1%, will be repaid after a six month payment deferral over the following eighteen months.

- **Creditor:** National Westminster Bank (COVID-19 UK Bounce Back Loan)
  Amount Owed: $60,204.91

Interest Rate: 2.5%
Maturity Date: June 09, 2026
The length of the loan is 6 years, but can be repaid early without paying a fee. No repayments will be due during the first 12 months. Before your first repayment is due, your lender will contact you about further options to: • extend the term of your loan to 10 years • move to interest-only repayments for a period of 6 months (you can use this option up to 3 times) • pause your repayments for a period of 6 months if you have already made at least 6 repayments (you can use this option once)

- **Creditor:** CHMG Capital, LLC
Amount Owed: $57,651.48
Interest Rate: 6.0%
Revolving Line of Credit with a $300,000 limit - payable upon demand

- **Creditor:** First National Bank (COVID-19 SBA Payroll Protection Program Loan)
Amount Owed: $308,120.00
Interest Rate: 1.0%
Maturity Date: February 02, 2026
subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. Principal amounts not forgiven, including accrued interest at 1%, will be repaid after a six month payment deferral over the following eighteen months.

Related Party Transactions

- **Name of Entity:** The Dye Stuff Space, LLC
Names of 20% owners: Todd D. Wiebusch
Relationship to Company: Sister company under the common ownership of Saebo's majority investor
Nature / amount of interest in the transaction: The Company's office space is leased at market rates from The DyeStuff Space, LLC ("DyeStuff"), a Company related through common ownership. The total lease expenses to DyeStuff were $36,000 and $ 72,600 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the accompanying statements of operations and members' equity. These amounts are included in general and administrative expenses in the accompanying statements of operations and members' equity. The total amount due to DyeStuff under the office lease and for pass through costs at December 31, 2021 and 2020 was $0 and ($6,000), respectively.
Material Terms: The lease has been terminated early effective Mar 31, 2022 by mutual consent.

- **Name of Entity:** CHMG Solutions, LLC
Names of 20% owners: Todd D.Wiebusch

Relationship to Company: Related through common ownership greater than 20%
Nature / amount of interest in the transaction: The Company has retained CHMG Solutions, LLC ("CHMG"), a company related through common ownership, to provide various outsourced administrative, financial and management services, including, but not limited to, finance, accounting, accounts payable, information technology, and billing and collections services. The services are provided to the Company at CHMG's fully allocated cost. The total fee expenses due to CHMG were $324,000 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the Company's statements of operations and stockholders' equity. To conserve the Company's cash, CHMG agreed to convert unpaid fees incurred in 2021 and 2020 to notes payable. The notes payable do not accrue interest. The total amounts due under these non-interest bearing notes payable at December 31, 2021 and 2020 were $2,151,000 and $1,979,000, respectively. Material Terms: The notes do not accrue interest and are due and payable upon the sale of all or substantially all of the assets or stock of the Company. Notes may be prepaid at any time without penalty.
Material Terms: The notes do not accrue interest and are due and payable upon the sale of all or substantially all of the assets or stock of the Company. Notes may be prepaid at any time without penalty.

- **Name of Entity:** CHMG Capital, LLC
  Names of 20% owners: Todd D. Wiebusch
  Relationship to Company: Sister company under common ownership
  Nature / amount of interest in the transaction: CHMG Capital, LLC, provides executive consulting services to the Company regarding strategy, cash management, sales and marketing, among other areas. The total consulting services expenses were $100,000 and $150,000 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the Company's statements of operations and stockholders' equity. To conserve the Company's cash, these amounts were converted to notes payable. The notes payable do not accrue interest. The total amounts due for consulting services at December 31, 2021 and 2020 were $1,825,000 and $1,725,000, respectively. Since 2014, the Company has borrowed cash from CHMG Capital for working capital and various growth hires - e.g. Director of International Sales, Director of Digital Marketing and Director of Clinical Services, as well as to invest in various advertising, sales and marketing initiatives - e.g. Hubspot conversion, Google, Facebook and other ad spending, and marketing consultants. The total amount due is $1,119,482 at December 31, 2021 and 2020. Interest accrues at 6% on this cash loan. The Company owes CHMG Capital $120,456.92 in unpaid outsourcing fees from the period before December 31, 2014. Interest does not accrue on this note. Finally, CHMG Capital has established a Line of Credit to Company in the amount of $300,000 for short term working capital purposes. The total amount due is $57,651 and $237,127 at December 31 2021 and 2020.
  Material Terms: All amounts are due and payable upon the sale of all or

substantially all of the assets or stock of the Company. Amounts outstanding may be prepaid at any time without penalty.

Valuation

Pre-Money Valuation: $10,964,387.50

Valuation Details:

The company determined its valuation based on an analysis of multiple factors. First, we calculated the average valuation metrics of seven, small publicly traded companies in our industry as of 11/6/20, and compared them to Saebo's equity valuation in the chart below:

All figures are Trailing Twelve Months (TTM)

Competitor

<u>Metric (TTM)</u> <u>Average</u> <u>Saebo</u>

• The average Enterprise Value/Sales ratio of the Competitor set is 7.62x – Saebo's EV/Sales ratio is 6.11x

• Competitor set average Gross Profit is 54% - Saebo GP is 58%

• Competitor set average Enterprise Value/GP is 36.94x – Saebo EV/GP is 10.63x

• Competitor set EV/GP (w/o the lowest GP outlier) is 11.66x - Saebo EV/GP is 10.63x

• Competitor set average EBITDA percent is -52% - Saebo EBITDA is -18%

• Excluding the most and least profitable companies, Competitor set ave EBITDA % is -191% - Saebo EBITDA is -18% (and improving)

Second, we also compared Saebo *qualitatively* to this competitor set:

- Saebo has been in business over 15 years, with an established brand, products that work, and lifetime sales of over $44MM in over 80 countries.

- Despite COVID, and because of the changes we have made to the business, Saebo believes it has enough revenue momentum, liquidity and access to capital to achieve cash flow profitability in the next 12 months *without* a crowdfunding campaign.

- As such, It is *possible* that this will be the last outside equity Saebo needs to raise for the forseeable future.

- Therefore, Start Engine funds raised will go *primarily* to growth initiatives, not funding losses.

- Most of our comparable competitors will likely need to continue to raise additional equity to survive for the foreseeable future. In fact, backing out the most and least profitable competitors above, their average EBITDA is a ***negative 191.4% (TTM)***.

- Further, Saebo has a robust product development pipeline allowing for the introduction of 1-2 new products per year for *at least* the next five years.

- And while we already have 24 exclusive and non-exclusive distributors selling in 38 countries, we believe there is tremendous opportunity to grow our international sales through additional distributiors and new product offerings for many years to come.

- Finally, as of 12/31/19, Saebo had $9,381,584, and $5,159,727 of federal and North Carolina tax loss carryforwards, respectively, to shield any fugure profits from taxes.

In conclusion, the Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  Additional paid remarketing campaigns (Facebook/Google) to further boost conversion rate of organic website traffic into first time purchasers.

If we raise the over allotment amount of $1,069,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  19.5%
  Hire senior level Marketing leader to oversee all marketing functions, assist with brand development/management and expand our digital marketing reach in current and new product categories. Increase use of outsourced marketing assets in content marketing, SEO, lead nurture and PR.
- *Research & Development*
  8.0%
  On-going investment in design and engineering for both new and existing

product lines.

- *Company Employment*
  13.0%
  New hires to support the expansion of our on-line education platform, the launch of a new affiliate marketing program, the development of new on-line communities for patients and clinicians, and the expanded production of video content for training/support of patients and clinicians.

- *Operations*
  6.0%
  Software and installation of an inventory management system that integrates with our accounting and CRM systems to better manage inventory levels and costs.

- *Working Capital*
  41.0%
  Reserve for possible small acquisitions (Saebo is regularly approached by small companies with niche products) and other potential expansion opportunities as they may arise.

- *Inventory*
  9.0%
  Fund the initial inventory of new products currently under development. Also fund higher volume production runs and increased inventory levels for existing products to support higher sales volume and lower costs per unit.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.saebo.com/ (https://www.saebo.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/saebo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SAEBO, Inc.

[See attached]

SAEBO INC.

and subsidiaries

Unaudited Consolidated Financial Statements

For the calendar years ended December 31, 2021 and 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 1, 2022

To: Board of Directors, SAEBO INC.

Re: 2021-2020 Consolidated Financial Statement Review

We have reviewed the accompanying combined financial statements of SAEBO INC. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group, LLC
Aurora, CO

SAEBO INC. and Subsidiaries
CONSOLIDATED BALANCE SHEET
As of December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2021**		**2020**
Current Assets				
Cash and cash equivalents	$	534,201	$	256,485
Accounts receivable, net of allowances		208,192		389,263
Inventory, net		1,309,658		1,071,495
Other current assets		33,404		31,759
Total current assets		2,085,455		1,749,002
Fixed assets, net of accumulated depreciation		63,678		22,579
Other intangible assets, net of accumulated amortization		33,469		38,679
Total Assets	$	2,182,601	$	1,810,260
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	592,381	$	520,421
Accrued expenses		161,300		178,917
Current portion of notes payable		90,234		117,133
Total Current Liabilities		843,914		816,471
Notes payable, long-term		9,285,857		8,504,611
Total Liabilities		10,129,771		9,321,081
OWNERS' EQUITY				
Common stock (21,145,517 and 21,145,517 no par shares issued and outstanding as of December 31, 2021 and 2020, respectively)		354,272		354,272
Preferred stock (14,197,296 shares of 5% preferred shares authorized, 12,137,337 and 12,137,337 shares issued and outstanding as of December 31, 2021 and 2020, respectively)		5,567,298		5,567,298
Crowdfunding securities, net of offering costs		343,716		0
Cumulative translation adjustment		(266,585)		(252,045)
Retained deficit		(13,945,871)		(13,180,347)
Total Owners' Equity		(7,947,170)		(7,510,821)
Total Liabilities and Owners' Equity	$	2,182,601	$	1,810,260

SAEBO INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2021	2020
Revenues, net	$ 4,567,535	$ 4,032,334
Less: Cost of goods sold	1,681,375	1,585,985
Gross profit	2,886,160	2,446,349
Operating expenses		
General and administrative	3,514,735	2,936,065
Total operating expenses	3,514,735	2,936,065
Net Operating Income (Loss)	(628,575)	(489,716)
Depreciation (expense)	(17,985)	(17,922)
Interest (expense)	(355,188)	(411,506)
Paycheck Protection Program loan forgiveness	236,224	
Tax provision (benefit)	0	0
Net Income (Loss)	$ (765,524)	$ (919,145)

SAEBO INC.
CONSOLIDATED STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Preferred Stock		Crowdfunding Securities	Cumulative Translation Adjustment	Retained Deficit	Total Owners' Equity
	# Shares	$	# Shares	$				
Balance as of January 1, 2020	**21,145,517**	**$ 354,272**	**12,137,337**	**$ 5,567,298**	**$ 0**	**$ (186,981)**	**$ (12,261,201)**	**$ (6,526,612)**
Period currency adjustment						(65,064)		(65,064)
Net loss							(919,145)	(919,145)
Balance as of December 31, 2020	**21,145,517**	**$ 354,272**	**12,137,337**	**$ 5,567,298**	**$ 0**	**$ (252,044)**	**$ (13,180,346)**	**$ (7,510,821)**
Contributions					343,716			
Period currency adjustment						(14,541)		(14541)
Net loss							(765,524)	(765,524)
Balance as of December 31, 2021	**21,145,517**	**$ 354,272**	**12,137,337**	**$ 5,567,298**	**$ 343,716**	**$ (266,585)**	**$ (13,945,871)**	**$ (7,947,170)**

SAEBO INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2021	2020
Operating Activities		
Net Income (Loss)	$ (765,524)	$ (919,145)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add: Depreciation and amortization	17,985	17,922
Add: Currency adjustment	(14,541)	(65,064)
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	181,071	12,320
(Increase) Decrease in inventory	(238,163)	(148,571)
(Increase) Decrease in other current assets	(1,645)	(9,970)
(Increase) Decrease in other assets	5210	821
Increase (Decrease) in accounts payable	71,960	45,195
Increase (Decrease) in accrued expenses	(17,617)	(45,296)
Net cash used in operating activities	(761,264)	(1,111,788)
Investing Activities		
Purchase of fixed assets	(59,083)	(2,965)
Net cash used in investing activities	(59,083)	(2,965)
Financing Activities		
Proceeds from current borrowings	1,098,063	1,345,578
Net cash from financing activities	1,098,063	1,345,578
Net change in cash and cash equivalents	277,716	230,825
Cash and cash equivalents at beginning of period	256,485	25659
Cash and cash equivalents at end of period	$ 534,201	$ 256,485
Cash paid for income taxes	$ 0	$ 0
Cash paid for interest	$ 0	$ 0

SAEBO INC. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2021 and 2020
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SAEBO INC. and subsidiaries (which may be referred to as the "Company", "we," "us," or "our") serves as a distributor and manufacturer of stroke rehab products and equipment in the United States and in countries around the world. SAEBO UK Ltd is a wholly owned subsidiary of the Company. The Company is majority owned by a lead investor. The Company was organized in North Carolina in June 2004.

Since Inception, the Company has been in a development stage and has relied on securing loans, issuing securities and has had sales to fund its operations. As of December 31, 2021, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2020. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital and reduce costs sufficiently it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included. Reclassification of prior year amounts have been made to consistently present the information.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $534,201 and $256,485 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company had net fixed assets of $63,678 and $22,579, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its product to customers and records those revenues as products are shipped.

Accounts Receivable
Patient accounts receivable are stated at the amounts billed to commercial accounts or patients, less the allowance for uncollectible accounts. The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated. Amounts due from patients are generally due at the time of sale although some are offered payment plans of up to 12 months.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2004 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has non interesting payable notes payable primarily due to the Company's lead investor for consulting fees and to CHMG for administrative and management fees (See Footnote 6). To conserve the Company's cash, these amounts were not paid in 2020 and 2021 and were converted to notes payable. The notes payable do not accrue interest. The notes are payable upon the sale of all or substantially all the assets or stock of the Company or a recapitalization of the Company. Notes may be prepaid at any time without penalty.

The Company has notes payable due to the Company's lead investor for cash loans. The notes payable accrue interest at 6 percent. Interest expense of $67,169 and ($16,804) in 2021 and 2020 were included as expense but were not paid. The notes and accrued interest are payable upon the sale of all or substantially all the assets or stock of the Company or a recapitalization of the Company. Notes and accrued interest may be prepaid at any time without penalty.

The Small Business Association ("SBA") offered Economic Injury Disaster Loans as part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act. The Company received a $150,000 loan in 2020. The loan was increased to $500,000 in 2021. The monthly loan payments include interest at 3.75% and are payable over 30 years. The loans are secured by substantially all the assets of the Company.

Also, as part of the CARES Act, the Company received a Paycheck Protection Program ("PPP") loan through the SBA for $304,600 in 2020. Under the provisions of the loan agreement the loan may be subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. During 2021 $236,224 of the PPP loan was forgiven. The remaining balance is payable monthly, including interest at 1%, through April 2025.

As part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act, the Company received a Paycheck Protection Program ("PPP") loan through the Small Business Administration ("SBA") for $308,000 in 2021. Under the provisions of the loan agreement the loan may be subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. The company has segregated these funds and after extensive consulting with its advisors have carefully used the funds as allowed by the SBA. See Note 9.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2021 and carries a federal net operating loss of more than $5,606,801 that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company leases office space and warehouse facilities. Additionally, the Company leases an office space from a related party (see Note 6). Total rent expense was approximately $128,431 and $160,715 for the year ended December 31, 2021 and 2020, respectively.

Future minimum lease payments are expected to be as follows:

Year	Lease Commitment
2022	$79,840

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 14,197,296 shares and has issued 12,137,337 shares of preferred stock. The stock accrues a 5 percent preferred return. Preferred return of $286,108 and $286,904 in 2021 and 2020 were included as expense. No payments are required of the preferred return and no payments have been made since issuance. The accrued interest is a priority payable upon the sale of all or substantially all the assets or stock of the Company or a recapitalization of the Company. At the holder's option the preferred stock can be converted to common stock at various conversion rates. The majority of the preferred stock is held by the lead investor of the Company.

The Company has authorized 5,521,170 shares and has issued 4,324,000 shares of employee incentive stock. Of the shares issued, 3,464,000 have no vesting period and 880,000 become vested to the employee over a five year period. There are various restrictions including the Company having the right of first refusal to purchase shares.

The Company began offering (the "Crowdfunded Offering") up to $1,070,000 of securities effective Dec 31, 2020. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through Start Engine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company's lead investor has significant experience in managing growing companies and provides consulting services in the areas of strategy, sales, marketing, financial management and other areas of the Company. The total consulting services expenses were $100,000 and $150,000 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the accompanying statements of operations and stockholders' equity. To conserve the Company's cash, these amounts were converted to notes payable. The notes payable do not accrue interest. The total amounts due for consulting services at December 31, 2021 and 2020 were $1,825,000 and $1,725,000, respectively. See Note 4.

The Company has retained CHMG Solutions, LLC ("CHMG") a company related through common ownership to provide various outsourced administrative services, including, but not limited to, finance, accounting, accounts payable, information technology, billing and collections services. The services are provided to the Company at CHMG's fully allocated cost. The total management fee expenses to CHMG were $324,000 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the accompanying statements of operations and stockholders' equity. The company has also provided loans to the company for cash flow needs. To conserve cash, the Company converted unpaid fees in 2021 and 2020 to notes payable. The notes payable do not accrue interest. The total amounts due at December 31, 2021 and 2020 were $2,151,000 and $1,979,000, respectively.

Office space is leased at market rates from The DyeStuff Space, LLC ("DyeStuff"), a Company related through common ownership. The total lease expenses to DyeStuff were $36,000 and $72,000 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the accompanying statements of operations and members' equity. The total amount due to DyeStuff under the office lease and for pass through costs at December 31, 2021 and 2020 was $0 and ($6,000), respectively. The DyeStuff lease has been terminated early effective March 31, 2022 by mutual consent.

NOTE 9 – SUBSEQUENT EVENTS

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. This has resulted in a reduction of sales particularly of capital equipment since March 2020. It has also resulted in a furlough of some employees in 2020. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

The Small Business Administration (SBA) second round of Paycheck Protection Program ('PPP") loan of $308,000 was fully forgiven in 2022.

Management's Evaluation
Management has evaluated subsequent events through March 1, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Saebo

Leaders in Home Stroke Recovery


Closing in 3 days

$591,531 raised

829 Investors | $11M Valuation
$0.50 Price per Share | $248.00 Min. Investment
Common Shares Offered | Equity Offering Type
$1.07M Offering Max | 3 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Website Charlotte, NC BIOTECHNOLOGY CONSUMER PRODUCTS

Saebo's award-winning rehabilitation products offer stroke survivors a second chance to overcome paralysis and regain quality-of-life. Designed specifically for ease-of-use and affordability, Saebo's products are targeted to unlock the vast untapped market for in-home neurorehabilitation.

Reasons to Invest

- Stroke is the #1 cause of long-term disability with a market size that is projected to double between 2010 and 2050.
- As healthcare costs skyrocket, Saebo's affordable home-based rehabilitation products improve patient recoveries while lowering the short- and long-term costs of care.
- A proven track record with 17 patents awarded, a network spanning six continents and over 40 countries, and $44 million in net revenue to date.

Leaving no patient behind

Saebo is dedicated to bringing accessible, affordable, mobility solutions to all. Committed to "leaving no patient behind" Saebo sets out to create products that could benefit every patient. Saebo's revolutionary product offering is based on the latest advances in rehabilitation research. From the SaeboFlex to the SaeboMAS, Saebo provides innovative and affordable rehabilitation products.



Saebo has grown into a leading global provider of rehabilitative products created through unrelenting leadership and a strong network of clinicians around the world. As we help over 600,000 clients regain function, we aim to make our newest products more accessible than ever.

Rewards

Get rewarded for investing more into Saebo:

$248+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus. For details on the bonus, please see the Offering Summary section below

$500+
Investment
Supporter Level
Supporters will receive a $25 gift card for the products or swag of your choice at saebo.com. You'll also receive a personalized coupon code to save 20% on any product of your choice.*

$1,000+
Investment
Bronze Investor Level
Bronze Investors will receive a $50 gift card for the products or swag of your choice at saebo.com. You'll also receive a coupon code to save 20% on your entire next order.*

$2,500+
Investment
Silver Investor Level
Silver Investors will receive a $100 gift card for the products or swag of your choice at saebo.com. You'll also receive a personalized coupon code to save 20% on all of your orders for an entire year.*

$5,000+

Investment

Gold Investor Level

Gold Investors will receive 10% Bonus Shares plus all of the Silver Level perks. In addition, Saebo will donate, in your name, $500 worth of products to patients in need.

$10,000+

Investment

Platinum Investor Level

Platinum Investors will receive 15% Bonus Shares plus all of the Silver Level perks. In addition, Saebo will donate, in your name, $1,000 worth of products to patients in need.

THE PROBLEM

Stroke rehabilitation equipment is overpriced, ineffective, or too complicated for home use

Every 2.1 seconds, someone in the world suffers a stroke. For those who are lucky enough to survive, overcoming paralysis can take months or even years of intense therapy.

Too often, patients are treated in facilities that do not offer the latest advances in stroke rehabilitation technology. Then, they are often sent home with no effective home program and without the tools and resources they need to recover. Most at home stroke rehabilitation technology is overpriced, ineffective, or too complicated for home use.


At Home Stroke Rehabilitation
Options Are Either
Expensive
OR
Ineffective

All along the way, doctors routinely misinform stroke patients about the potential for additional recovery. Many patients are told that they have reached a recovery “plateau” and additional progress is no longer possible.


Too many stroke patients are told they have plateaued in their recovery

Without help, patients experience worsening paralysis, decreased range-of-motion, increased pain and depression, and a deteriorating quality-of-life.

Making matters worse, even in developed countries like the U.S., insurance rarely covers the cost of long-term therapy or innovative rehabilitation products.

The latest research demonstrates that it doesn’t have to be this way. Today, we now know that recovery can continue for many years, even decades, but only if patients get the help they need.


"Recovery can happen over the months, years, even decades after a stroke"

THE SOLUTION

Providing effective and affordable rehabilitation products delivered directly to the patient's home

Saebo creates effective, safe, and affordable products allowing every patient to maximize their neurological recovery, from the clinic to the home.

- Each of our exclusive, easy-to-use products is designed and vetted by experienced, practicing clinicians.
- Our products are backed by years of clinical research and designed for simple use at home.
- Our FDA approved and non-invasive devices are affordable, even to those without insurance coverage.

Our portfolio of products help stroke patients overcome a variety of impairments and maximize their recovery.


Cognition
Shoulder
Saebo
Elbow
Hand
Hip
Knee
Foot

We have a product or service for every patient looking to improve their recovery at home.


No Plateau In Sight®
SaeboMAS
A zero-gravity mobile arm support designed to help clients with weak-ened shoulders perform exercises and daily functional activities in therapy and at home.
SaeboGlove
A low-profile device helping clients with neurological and orthopedic injuries incorporate their hand functionally in therapy and at home.
SaeboReJoyce
An upper extremity virtual reality workstation designed for recovery of impaired arm and hand function for orthopedic and neurological clients.
SaeboFlex & SaeboReach
Functional, dynamic orthoses designed to allow clients with upper extremity spasticity to grasp and release in therapy and at home.
SaeboVR
A one-of-a-kind virtual ADL (activities of daily living) rehabilitation system specifically designed to engage the client in both physical and cognitive challenges involving daily functional activities.
SaeboStretch
A comfortable, dynamic resting hand splint designed to prevent joint damage, maintain bone alignment, and improve range of motion.
Saebo
Saebo MyoTrac Infiniti
A biofeedback triggered electrical stimulation system providing volitional-based neuromuscular re-education.
SaeboStim Micro
A device that provides low-level sensory electrical stimulation to the arm and hand using a specialized Electro-Mesh Garment.
SaeboStep
A lightweight, uniquely designed foot drop brace that provides convenience and comfort while offering optimum foot clearance and support during walking.
SaeboStim One
A simple wireless electrical stimulation device for shoulder subluxation as well as other parts of the body.
Saebo Mirror Box
A scientifically proven treatment tool used to speed up and improve motor function and sensation and decrease the severity of stroke and other neurological disorders.
SaeboStim Pro
An advanced neuromuscular electrical stimulation device to improve motor impairment and re-educate and strengthen weakend muscles.

And, because our products are guaranteed to be effective, affordable, and easy-to-use, patients can order any product on our website and enjoy a 30-Day Money-Back Guarantee. We also provide a free evaluation, expert advice, and follow-up clinical support with each order.





OUR TRACTION

Saebo is a trusted brand with global reach

Our lifetime net revenue is at over $44 million and we've seen tremendous growth to-date across our B2B and B2C sectors:

- A distributor network spanning 6 continents and over 40 countries



- 17 Patents: our innovative product designs have been awarded 17 different patents by the US Patent Office
- FDA clearance: our products has already satisfied FDA pre-marketing requirements or are regulated as class I devices, which are exempt from premarket requirements
- Global adoption: Our products have been used by an estimated 800,000 patients in more than 4,000 hospitals around the world.


17
Patents granted
100K
at home products sold
80
countries
800K
hospital patients

Additionally, our products are recommended by the 10 top rehabilitation hospitals in the US (as ranked by US News and World Report). Our products and treatment approaches have now been featured in 20 different medical textbooks and publications, authored by the top neurologists and professors around the world. Saebo products and programs are featured in numerous university curriculums around the world.

Our very first product, the SaeboFlex, was recently put on permanent display at the London Science Museum alongside other breakthrough medical technologies such as penicillin and the first MRI.

THE BUSINESS MODEL

A multi-channel distribution system, secured with high lifetime value

With over $44 million in net revenue to date, Saebo has a well-established multi-channel business model.

We sell products directly to the end-user through our D2C e-commerce platform. This platform leverages clinical expertise, producing educational content that generates over 250,000 website visits per month. This has paved the way for our significant digital footprint.

Ranked Top 3
organic search results for stroke & stroke rehab searches

75,000+
patients & clinicians around the world active in our email database

150,000
new visitors per month

10,000
social media followers

Another primary revenue stream is our B2B channel. We sell products directly to hospitals and treatment centers for use in the care of their patients.

We also sell our products through various domestic and international healthcare providers and medical product distributors. This hybrid approach leverages a wide network of international distributors, who can then leverage their insurance networks and/or provider networks to navigate local compliance and logistics issues.

Direct to Consumer

Direct to Treatment Centers

Healthcare Providers

We have seen steady growth to-date across all of these channels:

- 90% compound annual growth rate (CAGR) for products sold to US patients through our ecommerce platform since 2017.
- 27% compound annual growth rate (CAGR) for direct-to-patient unit product sales between 2013 and 2018.
- 10% compound annual growth rate (CAGR) for equipment sold to hospitals between 2013 and 2018.



high average transaction values

healthy gross margins

strong customer loyalty

And our multi-channel approach is now delivering scalable, capital-efficient growth opportunities based on falling customer acquisition costs and increasing customer lifetime values. Our current cost-per-acquisition is around $45 and our estimated lifetime value is about $300 per customer and rising.

THE MARKET

Stroke is the #1 cause of long-term disability worldwide

Saebo is a well-established leader in the neurorehabilitation market for a significant population of stroke survivors:

- Globally, there are over 15 million stroke survivors (source).
- The U.S. alone is home to over 6.4 million stroke survivors with another 800,000 new survivors every year (source).
- Between 2010 and 2050 the number of strokes in the U.S. is projected to double (source).
- By 2030, almost 4% of US adults will have had a stroke (source).
- Roughly 70% of stroke survivors are 65 or older; one of the fastest-growing demographics in the developed world (source).
- Stroke is the number one cause of long-term adult disability worldwide (source).
- The total direct annual stroke-related medical costs are projected to increase from $71 billion in 2012 to $183 billion by 2030 (source).

Consistent, long-term growth in the worldwide market for stroke rehabilitation products will be driven by a number of factors including:

- Increasing stroke incidence levels due to changing demographics and lifestyles (as people live longer, they are more likely to have a stroke at some point in their lives).
- Increasing stroke survival rates due to advances in acute medical care (growing number of survivors means more require post-stroke rehabilitation).
- Increasing demand for new technologies due to advances in neuroscience (new evidence on cortical plasticity is demonstrating that old approaches to treatment are no longer adequate)


Additional Market Growth Driven By:
Increasing Stroke Survival Rates
An Aging Population
Advances In Neurological Science

And finally, with COVID-19, we have seen an increased incidence of stroke. Particularly with pandemic restrictions, there is an increased urgency and demand for effective in-home therapy.

WHAT WE DO

Improving stroke rehab: Reimagining what's possible.

From hospital to home, our products and services support patients each step of the way. Our patient-targeted solutions are designed to meet three simple criteria:

1. Proven Efficacy: every product we sell is based on treatment principles backed by science and years of clinical research
2. Affordability: we focus on making every product we sell as affordable as possible; in fact, we even have several products and services that we offer for free!
3. Ease-of-use: our products are vetted by clinicians with years of hands-on experience helping patients in real-world settings



We also devote many of our resources to educating patients and clinicians around the world about the latest advancements in treatment and how our products incorporate those treatment paradigms.


Saebo
Instructors

Saebo Academy is approved by the American Occupational Therapy Association to provide accredited continuing education courses to clinicians. To date, more than 20,000 therapists have participated in our educational programs worldwide.

AOTA American Occupational Therapy Association

Approved Provider

Our technology and ever-expanding product base continue to grow, with 17 existing patents, demonstrating our unique and innovative technologies.

Saebo has been a worldwide leader in stroke rehabilitation since 2004 and continues to lead the way for patient recovery-focused solutions.

THE VISION

A Helping Hand For Every Patient

At Saebo, we believe every patient deserves a helping hand. That means empowering patients with the education, tools, and financial assistance they need to take control of their own recovery.



Today, Saebo is considered by many to be the foremost leader in stroke rehabilitation. Tomorrow, we look forward to bringing our expertise to an ever-expanding range of neurological conditions and impairments.


Stroke
Traumatic Brain Injury
Spinal Cord Injury
MS

The stroke survivor population is only the beginning. We also help treat veterans with traumatic brain injuries at VA centers across the country. Millions suffering from Multiple Sclerosis, neuropathy, and other neurological disorders could benefit from our technology.


Future Expansion Into Adjacent Markets
Saebo
Diabetic Neuropathy
Non-Opioid Pain-Management
Orthotic Rehabilitation
Products For Independent Living

OUR LEADERSHIP

Decades of Diverse Expertise

With a combined 112 years of clinical experience and 49 years of management experience, the Saebo team is made up of exceptional leaders in business and medicine, poised to change the lives of patients around the world.



WHY INVEST

We’ve helped about 1 million stroke patients worldwide. 79 million to go.

To continue to provide life-changing solutions for those suffering from impaired mobility and function, Saebo aims to expand global partnerships and provide directly accessible devices for every patient who needs them.


There are still MILLIONS of survivors out there that need our help. Invest in their future.

We hope to follow our momentum with funding from StartEngine for new product development, lower-cost product sourcing, a sophisticated DTP digital marketing platform, and additional domestic and international distribution channels and partners. We hope you will join the charge to provide innovative, affordable, and positively impactful solutions so that no patient is ever left behind.


Testimonials
I am a true fan of Saebo products. During this pandemic, I am so great full to have access to products so that I can continue my physical therapy and rehabilitation on my own at home. - Susan T.

2003



SaeboFlex patented.

First hand orthosis developed and patented as the flagship product for Saebo.

2004

Saebo, Inc. founded.

Company founded by two occupational therapists to provide affordable, evidence-based rehabilitation solutions.

2005



Neuro Glove and SaeboStretch patented.

First dynamic resting hand splint designed to treat patients with contracture.

2008



SaeboReach patented.

Additional elbow component to the SaeboFlex added to Saebo's list of proprietary technology.

2011



SaeboMAS patented.

Patent awarded for dynamic mobile arm support now used in hospitals around the world.

2012



Reciprocal EMG Triggered Stimulation patented.

Released the Saebo MyoTrac Infiniti, biofeedback triggered stimulation technology.

2013



Launched the SaeboReJoyce.

Released the SaeboReJoyce, a virtual task-oriented upper-extremity rehabilitation workstation.

2015



Launched Saebo.com Website.

Launched digital marketing program to expand reach and build the brand online.

2017



Launched 3 New Patient Products.

SaeboGlove patented and launched 3 new products: SaeboStep, SaeboStim Micro, and the FDA-cleared SaeboVR virtual reality system.

2019

SaeboFlex featured in London Science Museum.

SaeboFlex featured on display at the Wellcome Galleries medicines exhibit.

2019



Launched 3 New Patient Products.

SaeboMind, SaeboStim One, and Saebo Mirror Box designed for patients to use at home.

2020



Launched the SaeboStim Pro.

Released the SaeboStim Pro comprehensive e-stim device for upper and lower body recovery.

2020

Launched Saebo Academy e-Learning Platform.

New continuing education platform for therapists, approved by AOTA.

In the Press

SHOW MORE

Meet Our Team



Henry Hoffman

Co-Founder and President

Most known for co-creating the revolutionary SaeboFlex exoskeleton for stroke recovery which is currently on permanent display at the London Museum of Science, Henry holds 17 patents with products that have helped tens of thousands of patients regain function.

As an occupational therapist, Henry has worked in a variety of clinical settings including home health, acute, sub-acute, and outpatient rehab. Prior to leaving Burke Rehabilitation Hospital in New York in 2002, he worked as a clinical specialist in stroke and orthopedic medicine and manual therapy of the upper quadrant. After leaving Burke, Henry co-founded Saebo, with the goal of creating innovative and life-changing solutions for the physically impaired population. He currently holds 17 patents with products that have helped tens of thousands of clients regain function. Saebo's name is an acronym for Henry's grandmother "Sarah Eileen Booth". Her entire life was dedicated to providing a hand to others in need. Saebo's mission is to match her spirit, dedication, and desire to help others.



Todd D. Wiebusch

Executive Chairman

Todd is an experienced health care investor and operator with 30 years of experience in the DME, Home Health, Hospice, SNFs/ALFs and Rehabilitation industries. He spends about 50% of his time on Saebo. www.CHMGCapital.com. He is also a partner in www.CourageVenturesFunds.com, an early-stage VC fund based in Helsinki, Finland investing in digital health and wellness companies that aspire to enter the US Market. Since 2016 he has served as Honorary Consul of Finland for North and South Carolina.



Peter Durand

CEO

Pete had a successful early corporate career at companies like Kimberly Clark, Eaton and General Electric, and after working in several startups, he was inspired to start RivalHealth in 2009, a company delivering fully customized and individual fitness solutions. In 2017, after changing thousands of people's lives, he merged the company with gBehavior to form GoPivot Solutions, the leading well-being platform in the US.

Pete went on to form Cruxible Partners, a boutique consulting and talent acquisition firm in 2018. After consulting with Saebo, Inc. he joined the company as CEO in early 2022. Pete was excited to marry his passion for health and Saebo's mission to leave no stroke patient behind.

He is patent holder, a podcast host, an accomplished triathlete, exercise junkie, nutrition nut and NASM Certified Personal Trainer (CPT). Pete holds a BS in Industrial Engineering and MBA and is a former Ernst & Young Entrepreneur of the Year for the Carolinas.



Alan Zdyb

VP Finance

Finance executive with 35 years of experience in auditing and in financial operations of growing health care companies. Alan's areas of expertise include financial reporting, cash flow management, risk management, and human resources. Alan began his career in public accounting with Peat Marwick & Mitchell (now KPMG) where he advanced his career to the manager level while successfully passing the CPA exam. He worked for a growing Durable Medical Equipment and Home IV therapy company as Receivables Management Director. He then was Controller of a multi-location nursing home company with responsibility for most areas of the financial operations and reporting. For the last 19 years, Alan has worked for CHMG Solutions or its predecessors as Controller and now VP Finance. Alan spends approximately 10 hours per week working on Saebo-related issues, projects, etc., and is responsible for all financial functions and reporting for Saebo and many other related companies, primarily home health care and assisted living companies.



Christopher Klett

Chief Operating Officer

With executive roles in finance, operations, and marketing, Chris has over 30 years of experience in the healthcare, direct-to-consumer, and retail markets.

With a passion for early-stage companies, Chris joined Saebo in its first year of operations and has enjoyed overseeing the back-office, warehouse and distribution operations, while also directing the reimbursement, compliance, and marketing strategies as Saebo's full-time COO. Prior to joining Saebo, Chris built his experience in the healthcare sector as Director of Mergers and Acquisitions for CHMG Capital. Chris received his BA in Economics from Davidson College.



Sean Jones

Director of Supply Chain

His job requirements involve the management of raw and finished Goods, Assembly, Imports and Exports, Purchasing, and Quality Control.

Sean has worked in the manufacturing/production field for over 20 years and has been with Saebo for the last 10 years. Before joining Saebo he ran three manufacturing plants at one time for a Multinational craft company. While attending college for a business degree in management, he started working in the plants learning the different tasks in various departments from the bottom up. This has given him a solid foundation consisting of academic knowledge as well as hands-on experience.



Dr. Scott Thompson

Director of Clinical Services

With executive roles in clinical and educational development, Scott has experience in almost every type of medical setting and managerial role possible.

A seeker of knowledge, Scott holds Masters and Doctorate degrees in Occupational therapy, with advanced certifications in neurological treatment. While he is a full time (40 hours/week) employee of Saebo, he also participates in professional duties by holding advisory board positions for two occupational therapy schools and sits as an executive board member of his state's occupational therapy association and foundation.



Dr. Steve Wolf

Advisory Board Member

Dr. Wolf is a physical therapist and neuroscientist. His primary interests have been in researching ways to improve movement capabilities in aging and neurological populations. Until recently he also spent considerable time evaluating and treating patients diagnosed with stroke. He is past vice president of the Physical Therapy Association of Georgia and recipient of its Merit Award. While he has received numerous awards, those most relevant include: The Golden Pen Award, Lucy Blair Service Award, and The Helen J. Hislop Award for Outstanding Contributions to Literature. He has been a Catherine Worthingham Fellow of the APTA since 1987 and was the 2002 Mary McMillan Lecturer.

Dr. Wolf's professional contributions include establishing the inclusion criteria for forced use of the upper extremity following stroke and contributing to the formulation of what later became known as constraint-induced movement therapy, establishing Tai Chi as a falls' prevention exercise for older adults, and helping to establish what is today known as the FiRST (Frontiers in Rehabilitation Science and Technology) Council of the APTA. Considered by some to be a bit of a visionary, he has received honors from multiple professional organizations, has authored or co-authored over 270 refereed articles; edited 9 books; procured over $70M in grant funding; and has provided over 800 national and international lectures.

Dr. Wolf spends up to approximately 5 hours per month, as needed, consulting with Saebo on education topics, product development and industry trends.



Glyn Blakey

Managing Director, SaeboUK

A chartered physiotherapist specializing in stroke rehabilitation leading the Saebo UK limited company.

Glyn has worked with the National Health Service and private practice as a clinical specialist in stroke rehabilitation. He now enjoys his active managing director role as an educator within the stroke rehabilitation industry. He has played a pivotal role is setting up the European Saebo distributorships.



Amy Bean

Clinical Specialist

Amy is a Neurological Physiotherapist with over 18 years of clinical experience. Amy provides clinical support, training, and sales support for Saebo in the UK.

Amy has grown her clinical experience in a variety of locations within the National Health Service in the UK, and also in private health care in Australia. Her switch to working with Saebo for the last 11 years comes from seeing the significant difference in rehabilitation outcomes using the Saebo range in her previous clinical role in Stroke Rehabilitation.

Offering Summary

Company :	SAEBO, Inc.
Corporate Address :	2459 Wilkinson Blvd. Ste 120-B, Charlotte, NC 28208
Offering Minimum :	$10,000.00
Offering Maximum :	$1,069,999.00
Minimum Investment Amount (per investor) :	$248.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	20,000
Maximum Number of Shares Offered	2,139,998
Price per Share	$0.50
Pre-Money Valuation	$10,964,387.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company (the "President"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+

Supporter Level

Supporters will receive a $25 gift card for the products or swag of your choice at saebo.com. You'll also receive a personalized coupon code to save 20% on any product of your choice.*

$1,000+

Bronze Investor Level

Bronze Investors will receive a $50 gift card for the products or swag of your choice at saebo.com. You'll also receive a coupon code to save 20% on your entire next order.*

$2,500+

Silver Investor Level

Silver Investors will receive a $100 gift card for the products or swag of your choice at saebo.com. You'll also receive a personalized coupon code to save 20% on all of your orders for an entire year.*

$5,000+

Gold Investor Level

Gold Investors will receive 10% Bonus Shares plus all of the Silver Level perks. In addition, Saebo will donate, in your name, $500 worth of products to patients in need.

$10,000+

Platinum Investor Level

Platinum Investors will receive 15% Bonus Shares plus all of the Silver Level perks. In addition, Saebo will donate, in your name, $1,000 worth of products to patients in need.

*Excludes hospital-based treatment equipment (e.g., items priced over $5,000).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Saebo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

There's more to a Podcast than meets the eye!

5 days ago

Hello Saebo fans!

Just a quick message about what we are learning from our No Plateau Podcast. We have several episodes in the can, so we hope to go live by mid-May.

Stay tuned for an update and links to our episodes.

Regards,

Pete Durand

CEO

Saebo, Inc.



SE Podcast Announcement
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It's not a Stretch to say....

8 days ago

Hello Saebo fans!

Last week, we talked about the *Saebo*Glove™, one of our four marketing leading products:

1. *Saebo*Step™
2. *Saebo*Glove™
3. *Saebo*Stretch™
4. *Saebo*MAS™

Today I'll be talking about the *Saebo*Stretch™ (or as we call it, the Stretch).

The Stretch is designed to help:

- Neurologically-impaired clients maintain or improve motion while minimizing joint damage and pain.
- Individuals suffering from spasticity to stretch comfortably and safely resulting in increased motivation and compliance.

Why is the Stretch different from current traditional splints?

1. Protects your Joints:
    1. Traditional splints are made from hard/rigid material that do not allow for any movement of the fingers. The Stretch has a unique dynamic hand piece that allows the fingers to move through flexion due to increased tone. The same technology safely repositions the fingers into extension. The Stretch includes three different hand pieces that offer various grades of resistance so you can further match your patient's specific needs.
2. Positions the Hand. The Stretch provides maximum positioning utilizing the following:
    1. Proprietary new strapping system that utilizes key anatomical points of control to maximize control and insure an intimate fit.
    2. Malleable wrist and thumb mount allows the therapist to further customize the fit.
    3. New non-slip strap material and design helps facilitate keeping the fingers in the desired position.
    4. Breeth-O-Preen covering allows moisture to wick away, enhancing skin integrity and hygiene.
    5. Palmer padding to help maintain the integrity of the arch.

Key attributes of the Stretch:

- Patented stretch technology with three interchangeable energy-storing hand plates.
- Proprietary strapping system that utilizes key anatomical points of control to maximize control and insure an intimate fit.
- Malleable wrist and thumb mount allows Therapists to further customize the fit.
- Comfortable non-slip cover and straps to keep fingers in the desired position.
- Straps sewn to cover to maximize proper positioning and ease of donning.
- Adjustable thumb system to allow for radial and palmar adduction/abduction.
- Special padding to help maintain the integrity of the Palmer arch.
- Cover features a zipper closure which can easily be removed for cleaning.

Why are we excited about the future of the Stretch?

1. The Stretch serves the global upper limb prosthetic market - estimated to be $687.73 million in 2020. This market is forecasted to grow at 4.24% CAGR to $1 billion by 2030. (https://www.alliedmarketresearch.com/upper-limb-prosthetics-market-A12065)
2. Our gross margins are exceptionally high for the Stretch, allowing us to explore international markets and channel partners with enough incentive to support a tiered model.
3. The Stretch provides almost instant relief and improved function for our clients, creating raving fans and testimonials beyond just stroke rehabilitation.

It's an amazing product. Don't take our word for it, here's a sample of what our patients have to say:

"I had hand surgery and was told to purchase something that would hold my hand flat. I ordered a SaeboStretch and another brand that was just a piece of plastic with Velcro (it was much cheaper) but once the SaeboStretch came in I knew I had the best. If I ever have to go through this again this would be the only brand I would purchase. It is excellent! The splint lets your hand flex a little and it is soft."

"Thank goodness, I ran into your site. I have tried different braces and the Saebo does what I wanted from a brace. I have MS and needed something to help me straighten my finger; from turning inward to a fist. This is helping in keeping my fingers straight. Thanks!"

"This brace is great. I was in a wreck about 8 months ago that left my right arm paralyzed. My hand is already trying to contract. I ordered this brace about 2 months ago to see if it would help prevent my hand from contracting. My husband had to help me initially to get the brace formed to the correct position but now I am able to put it on by myself with my left hand. It is very comfortable and keeps my hand in a natural position with my fingers straight. I am also very pleased because I feel like I have more control of my arm when I'm wearing it..... normally my hand and arm is just flacid but when I have it on it holds my arm straight like it should be instead of just flopping around. I can already tell that my fingers are a little straighter and I don't even wear it as much as I should. It really is helping prevent "wrist drop" and contractures from developing in my fingers, thumb and wrist. Also it's not big and bulky looking and all the straps keep it in place like it is supposed to be. Sometimes I even sleep in it. I am very happy with this purchase. It was definitely worth the money and I would recommend it to others who are having similar issues."

Disclaimer: "These testimonials may not be representative of the experience of other customers and are no guarantee of future performance or success."

If you have any questions about the Stretch or other products, clients and markets, please let us know.

No Plateau!

Pete Durand

CEO

Saebo, Inc.

Fits like a Glove!

12 days ago

Hello Saebo fans!

Last week, we talked about the SaeboStep™, one of our four marketing leading products:

1. SaeboStep™
2. SaeboGlove™
3. SaeboStretch™
4. SaeboMAS™

Today I'll be talking about the SaeboGlove™ (or as we call it, the Glove).

The Glove is designed to help those recovering from:

- Mildly Affected Neurological Clients: These clients exhibit some finger extension, but not full. They may exhibit mild hypertonicity, but not enough to prevent them from extending their fingers to some degree. They still suffer from hand function impairment including fine motor control, weak finger flexors, and/or weak extensors. Numerous repetitions may be difficult due to weak finger extension strength and endurance. Thumb and index finger tone may be more prevalent. They are typically in the outpatient setting.
- Moderate/Severely Affected Neurological Clients: This group exhibits very minimal or no active wrist/finger extension and are very low tone or flaccid; they are not impeded by hypertonicity. They are typically in the inpatient setting. A majority will require electrical stimulation with the Glove.
- Orthopedic Clients: This group typically has a diagnosis of radial nerve palsy/brachial plexus injury/fractures. They exhibit wrist drop and lack finger extension strength.

Issues the Glove will address:

1. Helps clients suffering from neurological and orthopedic injuries incorporate their hand functionally in therapy and at home.
2. The proprietary tension system extends the client's fingers and thumb following grasping.

Key attributes of the Glove:

- The Glove is a light and comfortable splint that allows an impaired arm and hand to regain function.
- Normally, clients that have suffered a neurological injury such as stroke are unable to open or extend their fingers and their hand often is in a clenched or closed position.
- The Glove assists with hand opening and closing (grasping and releasing).
- The fingers and thumb are opened by a tensioner mechanism that looks like soft elastic bands. The tensioners are easy to put on and take off and offer multiple attachment sites for each finger, to customize the amount of help the client may need to open and close their hand. Individual tensioners may also be removed as the client makes progress.
- By opening and closing the hand with the Glove, clients can retrain the brain and strengthen the muscles needed to perform daily tasks. It can also prevent tightening of the hand and shortening of the muscles, which can limit hand function even further.
- "If you don't use it you will lose it." With the client using his or her hand early and often following the injury, further loss of movement can be prevented and a faster recovery may occur.

Why are we excited about the future of the Step?

1. The Glove serves the global upper limb prosthetic market - estimated to be $687.73 million in 2020. This market is forecasted to grow at 4.24% CAGR to $1 billion by 2030. (https://www.alliedmarketresearch.com/upper-limb-prosthetics-market-A12065)
2. Our gross margins are exceptionally high for the Glove, allowing us to explore international markets and channel partners with enough incentive to support a tiered model.
3. The Glove provides almost instant relief and improved function for our clients, creating raving fans and testimonials.

It's an amazing product. Don't take our word for it, here's a sample of what our patients have to say:

"Saebo has helped me regain movement in my left hand after thinking I wasn't going to regain any movement. I have used the SaeboMAS mini and the SaeboGlove together and it really helped. I am now able to open and close my hand and now relearning to use my hand in everyday tasks. I can not thank Saebo enough for the products they do and I would highly recommend it to anyone who needs that little extra help. With a lot of repetitions, hard work, and determination you will definitely see results."

"I have used the SaeboGlove with several patients with stroke and TBI and am impressed by its usefulness in regaining function and motor control. As an occupational therapist, I am always looking for methods for patients to carry over their efforts in a home program and this has been the perfect device for that."

"I love this glove! I'm able to grasp things now with the glove on! It makes my life so much easier. I definitely recommend it to people who have a hard time extending their fingers."

"It felt so awesome to actually be able to use my left arm and hand for something again. I am seeing continued improvement and I am not going backward. I wish all stroke patients were introduced to these devices immediately after the stroke. I was seven months out before I began this therapy"

"From the moment I put on the SaeboGlove, I could feel muscle sensations in my left arm and hand that I hadn't felt in almost 50 years!!"

Disclaimer: "These testimonials may not be representative of the experience of other customers and are no guarantee of future performance or success."

If you have any questions about the Glove or other products, clients and markets, please let us know.

No Plateau!

Pete Durand

CEO

Great news!

13 days ago

Hello Saebo fans!

We just received our fully consolidated and reviewed financial statements from our accounting firm. As we had reported in our last Start Engine update, and now confirmed by our accounting firm, I'd like to highlight a couple key results!

1. Consolidated Net Revenue for 2021 was up 13.3% over 2020, to $4.6 million!
2. Consolidated Gross Profit for 2021 was up 18% over 2020, to $2.9 million!
3. Consolidated Gross Profit Margin for 2021 grew to 63.2%!

These results are incredibly encouraging considering the world was still in a COVID fog during 2021, yet we grew revenue and margin.

Our outlook for 2022 continues to be extremely positive and we are excited about new products, markets and continued growth in our best selling products!

Thanks for all your support.

Pete Durand

CEO, Saebo Inc.

This inspiring story is why we are so grateful for your support. Saebo is changing lives - and we have so much more to do!

14 days ago


Stroke Survivors Spreading the Word A...
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Hello Saebo fans!

I had the pleasure of interviewing Guy and Jane Harvey, Saebo clients and two of the most inspiring people you'll ever meet.

Guy suffered two life-threatening strokes in 30 days back in 2016. His journey back, Jane's inspiring love and support are the stuff of legend.

Guy continues his journey. He's found Saebo products to be a big part of his recovery. So much so, he started a company to inspire and educate others about how the right tools, perseverance and loving support can impact recovery for stroke survivors.

Guy and Jane's story should be a movie. Consider their episode of the No Plateau Podcast (to be released in May) the trailer :-).

Enjoy.

Pete Durand

CEO

Saebo, Inc.

Disclaimer: "This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success."

A Step in the right direction...

19 days ago

Hello fans of Saebo!

This is my first post as CEO of Saebo. I'll be sharing thoughts on products, the market, and our key milestones over the coming weeks. It's an exciting time to be joining the company.

Saebo offers a wide variety of products and services for stroke and traumatic brain injury (TBI) or other neuro-related conditions.

Over the coming weeks I will highlight four of our best-selling products, all considered to be the most advanced and capable in the world, for their designated applications.

1. *Saebo*Step™
2. *Saebo*Glove™
3. *Saebo*Stretch™
4. *Saebo*MAS™

Today I'll be talking about the *Saebo*Step™ (or as we call it, the Step).

The Step is designed to help those recovering from:

- Stroke
- TBI
- Spinal-cord injury
- Multiple sclerosis
- Orthopedic injuries

Issues the Step will address:

1. Ankle/foot weakness
2. Gait abnormalities
3. Difficulty raising the foot due to reduced function or "foot drop, drop foot"

Key attributes of the Step:

- The Step consists of a lightweight, uniquely designed foot drop brace that provides convenience and comfort while offering optimum foot clearance and support during walking.
- The Step was designed to replace uncomfortable, stiff, or bulky splints that go inside the shoe as well as poorly manufactured braces designed for outside of the shoe that lack support and durability.
- The Step can even be worn comfortably with the majority of male or female shoe styles. Individuals can use their favorite shoes by ordering the accessory kit to enable footwear without eyelets to be modified.
- The Step is fully adjustable and designed to provide a comfortable yet secure fit for most patients. Our unique design requires no cutting or trimming and can comfortably fit all patients with an ankle circumference between 6.5 inches and 11 inches.

Why are we excited about the future of the Step?

1. The Step serves the largest population of an enormous and growing market. The global orthopedic braces market is forecasted to grow at 5.8% CAGR to $4.6 billion by 2027. More patients are ordering these products online and soft & elastic braces, where the Step would reside, is expected to grow at the highest rate during this period. (https://www.marketsandmarkets.com/Market-Reports/orthopedic-braces-support-market-24806829.html)
2. The Step is priced below expensive custom orthotics, so affordable. It's also value-priced above cheap elastic braces, conveying superior function and durability.
3. Our gross margins are exceptionally high for the Step, allowing us to explore international markets and channel partners with enough incentive to support a tiered model.
4. The Step provides almost instant relief and improved function for our clients, creating raving fans and testimonials.

It's an amazing product. Don't take our word for it, here's a sample of what our patients have to say:

"*Our Saebo experience was a wonderful one...I had tried an AFO and found it unmanageable. It was so unforgiving and uncomfortable that I did not use it. After my hip replacement surgery, I was having a difficult time walking. We found the Saebo website and checked it out immediately. ...I wore the brace to physical therapy and my therapist was really excited about it and her clients that it will help. Several qualities are exceptional. One is that you can put it on without help and adjust it for maximum support. Another is that it is comfortable all day. The eyelets are ingenious. All in all my wife and I are thrilled.*"

"*I love your brace. I had a full orthotic for 13 years and have been using this for almost 2 years. Someone stopped me in a store and told me about this great product and it has truly changed my life. It changed my walking pattern and I can walk sometimes without my cane. People and doctors are amazed and I recommend your product to everyone.*"

"*In the past I have used a carbon steel AFO brace that slides into my shoe. I used it sometimes, but not all the time because of discomfort. It was also hard to find a shoe to slide it into. I also bought a Bioness electronic brace for over $600. This was okay but after a while I got a lot of skin irritation under the electrodes. I could really only wear it a few hours a day, but I needed to wear it all day. Plus, I had to find wider pants to fit over the brace. The SaeboStep is reasonably priced and I am very pleased with it. Actually it's the best brace that I have used so far. I am actually using it everyday! I actually WANT to put it on.*"

"*I am a physical therapist specializing in spine rehabilitation. I have a patient that has drop foot and today she came in using this drop foot brace and I was impressed by how good she looked and ambulated. Her balance and quality of gait improved significantly. very simple to adjust and to install in all kinds of shoes. Great product I recommend it!!*"

"*I had a custom, ceramic, ankle-foot orthosis made for $2500. This turned out to be like a medieval torture device – an expensive one too! It was so uncomfortable. Then I saw the SaeboStep on the Saebo website and it looked much more comfortable so I decided to try it. The SaeboStep is far superior to the other device I was using which caused my heel to come crashing down when I would go up and down steps. What a difference this makes. I am so grateful to the engineers at Saebo for their innovations. Keep up the good work!*"

Disclaimer: "These testimonials may not be representative of the experience of other customers and is no guarantee of future performance or success."

If you have any questions about the Step or other products, clients and markets, please let us know.

No Plateau!

Pete Durand

CEO

Saebo, Inc.

Ending the week with more EXCITING news! Plus, a letter to shareholders from Executive Chairman, Todd Wiebusch!

26 days ago

Saebo shareholders,

Please click this link to read our 2021 update and plans and growth initiatives for 2022. On behalf of our entire team at Saebo, we want to thank you for the confidence you have placed in us with your time, research, and capital. We believe if we just continue on our present growth trends we will reach profitability within the next year or so, then will endeavor to reinvest those profits into continued growth in shareholder value.

Watch the video below to find out our more exciting news!


SE Update - Introducing Pete
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800! Thank You Saebo Investors!

27 days ago


THANK YOU TO OUR 800 INVESTORS!
Saebo has a product or service that can literally help every, single one of the 79 million stroke survivors around the world.
With your investment, we will help more people, treat more symptoms, develop new products/solutions, and change more lives.
JOIN OUR MISSION!

Notice of Material Change in Offering

30 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Saebo offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign and adding new CEO

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Saebo has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Saebo be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

SHOW MORE UPDATES

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Bradley S. SE OWNER 29 INVESTMENTS a year ago Pinned by Company

As a Physiatrist and in practice for over 28 years, I am quite familiar with those inflicted with strokes...
I am also familiar with SAEBO products...
They are revolutionary and truly excellent.

5 View 1 reply

Denise C. 1 INVESTMENT a year ago Pinned by Company

I am also a major stroke survivor/investor. These products work and are much needed BtoC. They changed/saved my life.

2 View 1 reply

Manuel M. 1 INVESTMENT 7 days ago

Good afternoon,
I invested during the December campaign and am now looking to place an order for my mother. Where would I locate the coupon code/discount code for my investor level perk?

Thank you in advance.

0 View 1 reply

Manuel M. 4 INVESTMENTS 8 days ago

Hello! Is it still not possible to make an investment outside of the U.S.? - would be very interested in doing so - keep up the good work and thanks for the reply!

0

Steve M. 20 INVESTMENTS a month ago

What has been the response from the insurance industry? I saw a statement..."affordable even without insurance." How much of what you offer is covered under an average insurance plan? Would/could these aids be covered under Medicare? It seems to me, if this can save the insurance companies money, they'll be a major influence in scaling the company.

0 View 1 reply

Adam F. 13 INVESTMENTS 3 months ago

Does the new Saebostim Spa help w foot pain from neuropathy? Product looks nice. Great work. Thanks.

0 View 2 replies

Paul T. SE OWNER 16 INVESTMENTS 3 months ago

The product sound great and it seems like you are doing well. I am curious what you need the funding for? I saw a response below saying that you were going to develop newer products. I would think you would want to optimize the margins and volumes sold of the existing products before pursuing other products. If profitability is a concern despite having good products which are defensible then you have an operating model problem and need to focus. You might want to consider cutting back or pausing some of your other products which might be less successful and carry a higher operating cost.

0 View 1 reply

Damiano T. 10 INVESTMENTS 3 months ago

Thank you for thorough response to my prior questions, Todd!
I want to invest here and am thinking how to size my position. Hoping you can help sort this out - I'm struggling a bit to wrap my head around your capital structure...
First, as the majority shareholder, you basically control the voting rights; I guess that's not atypical for startups. However, the company is indebted to you for ~$5M it seems? Common shareholders interests won't necessarily align with yours as a creditor, which is a concern.
Also, there are 4 series of preferred shares (you own them all) that have dividend and liquidation rights ahead of common shares...I'm just wondering, why did you set up such a complex capital structure?
Am I wrong to conclude that because there aren't really any checks on corporate actions due to the shareholder voting concentration, that future decisions could ultimately be made in such a way that helps ensure creditors and preferred shareholders (a.k.a. Todd) get some return on their investment, but common plebs like me get wiped out?

Thanks so much for your time and assistance.

0 View 2 replies

Damiano T. 10 INVESTMENTS 3 months ago

Hi, I'm fascinated by the product and its potential. Have some investment related questions:
-This campaign started >1 year ago. Why is it still going on/keeps getting extended? And why has the valuation/share price remained unchanged - are you still not generating returns on invested capital after all this time and business is progressing?
-You were said to be cash flow break-even a year ago, where are you now? At what point do you stop burning the incremental cash generated and flip to profit making?
-Do you have an operating margin target?
-Generated $43M total revenues since inception - how much was your peak year?
-What is your orders to sales conversion? (sometimes you are giving sales growth updates, but other times orders rates)
-When the is expiry of your patents?
-Who are the 7 valuation comps being used?

Apologies for the long list. Trying to catch up quickly here before offering closes. Thank you so very much.

0 View 1 reply

Katya S. 2 INVESTMENTS 3 months ago

Hi, I just invested in your Company. I am also a fellow enterpreneur raising funds through StartEnginne, our campaign (JelikaLite) is closing in 2 days. We just got Breakthrough Device Designation from FDA. But we are behind you - no revenue yet, as we still need to do more clinical trial for approval. I would love to talk to you offline about your engineers and distributor network.

0 View 1 reply

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Saebo

Leaders in Home Stroke Recovery



Closing in 3 days

$591,531 raised

829 Investors	$11M Valuation
$0.50 Price per Share	$248.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	3 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Website | Charlotte, NC | BIOTECHNOLOGY | CONSUMER PRODUCTS

Saebo's award-winning rehabilitation products offer stroke survivors a second chance to overcome paralysis and regain quality-of-life. Designed specifically for ease-of-use and affordability, Saebo's products are targeted to unlock the vast untapped market for in-home neurorehabilitation.

Overview | Team | Terms | Updates 84 | Comments | Follow

Reasons to Invest

- Stroke is the #1 cause of long-term disability with a market size that is projected to double between 2010 and 2050.
- As healthcare costs skyrocket, Saebo's affordable home-based rehabilitation products improve patient recoveries while lowering the short- and long-term costs of care.
- A proven track record with 17 patents awarded, a network spanning six continents and over 40 countries, and $44 million in net revenue to date.

Leaving no patient behind

Saebo is dedicated to bringing accessible, affordable mobility solutions to all. The revolutionary product range is based on the latest advances in rehabilitation research.


Saebo - Betty and George
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Through unrelenting commitment to creating innovative products and a strong network of clinicians around the world, Saebo has grown into a leading provider of rehabilitative products. Saebo has helped over 600,000 clients regain function and aims to make new products more accessible than ever.

OUR LEADERSHIP

Rewards

Get rewarded for investing more into Saebo:

$248+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus. For details on the bonus, please see the Offering Summary section below

$500+ Investment

Supporter Level

Supporters will receive a $25 gift card for the products or swag of your choice at saebo.com. You'll also receive a personalized coupon code to save 20% on any product of your choice.*

$1,000+ Investment

Bronze Investor Level

Bronze Investors will receive a $50 gift card for the products or swag of your choice at saebo.com. You'll also receive a coupon code to save 20% on your entire next order.*

$2,500+ Investment

Silver Investor Level

Silver Investors will receive a $100 gift card for the products or swag of your choice at saebo.com. You'll also receive a personalized coupon code to save 20% on all of your orders for an entire year.*

$5,000+ Investment

Gold Investor Level

Gold Investors will receive 10% Bonus Shares plus all of the Silver Level perks. In addition, Saebo will donate, in your name, $500 worth of products to patients in need.

Decades of Diverse Expertise

The Saebo team is made up of exceptional leaders in both business and medicine, poised to change the lives of patients around the world.



THE PROBLEM

Stroke rehabilitation equipment is overpriced, ineffective, or too complicated for home use

Every 2.1 seconds, someone suffers from a stroke. For survivors, overcoming paralysis can take months, or even years, of intense therapy. Patients are often treated in facilities that do not offer the latest advances in therapy, then are sent home with no effective program, tools, or resources needed for recovery. Most at-home stroke rehabilitation technology is overpriced, ineffective, or too complicated and insurance rarely covers the cost of long-term therapy.


At Home Stroke Rehabilitation Options Are Either
Expensive
OR
Ineffective

Many patients are told that they have reached a recovery plateau and that additional progress is no longer possible. Without a strong recovery plan and continued support, patients can experience worsening paralysis, decreased range-of-motion, increased pain, and depression.

$10,000+
Investment

Platinum Investor Level

Platinum Investors will receive 15% Bonus Shares plus all of the Silver Level perks. In addition, Saebo will donate, in your name, $1,000 worth of products to patients in need.


"Recovery can happen over the months, years, even decades after a stroke"

The latest research proves that it doesn't have to be this way. Today, we now know that recovery can continue for many years, even decades, but only if patients get the help they need.

THE SOLUTION

Saebo is effective and affordable

Saebo creates effective, safe, and affordable products allowing every patient to maximize their neurological recovery, from the clinic to the home. Each of our exclusive, easy-to-use products is designed and vetted by experienced practicing clinicians.


No Plateau In Sight®
SaeboMAS
A zero-gravity mobile arm support designed to help clients with weak-ened shoulders perform exercises and daily functional activities in therapy and at home.
SaeboGlove
A low-profile device helping clients with neurological and orthopedic injuries incorporate their hand functionally in therapy and at home.
SaeboReJoyce
An upper extremity virtual reality workstation designed for recovery of impaired arm and hand function for orthopedic and neurological clients.
SaeboFlex & SaeboReach
Functional, dynamic orthoses designed to allow clients with upper extremity spasticity to grasp and release in therapy and at home.
SaeboVR
A one-of-a-kind virtual ADL (activities of daily living) rehabilitation system specifically designed to engage the client in both physical and cognitive challenges involving daily functional activities.
SaeboStretch
A comfortable, dynamic resting hand splint designed to prevent joint damage, maintain bone alignment, and improve range of motion.
Saebo
Saebo MyoTrac Infiniti
A biofeedback triggered electrical stimulation system providing volitional-based neuromuscular re-education.
SaeboStim Micro
A device that provides low-level sensory electrical stimulation to the arm and hand using a specialized Electro-Mesh Garment.
SaeboStep
A lightweight, uniquely designed foot drop brace that provides convenience and comfort while offering optimum foot clearance and support during walking.
SaeboStim One
A simple wireless electrical stimulation device for shoulder subluxation as well as other parts of the body.
Saebo Mirror Box
A scientifically proven treatment tool used to speed up and improve motor function and sensation and decrease the severity of stroke and other neurological disorders.
SaeboStim Pro
An advanced neuromuscular electrical stimulation device to improve motor impairment and re-educate and strengthen weakend muscles.

Our products are backed by years of clinical research and designed for simple use at home. Our FDA approved and non-invasive devices are affordable, even to those without insurance coverage.



WHAT WE DO

Reimagining recovery

From the hospital to the home, our products and services support patients each step of the way. Our patient-targeted solutions are designed to meet three simple criteria:

1. Proven Efficacy: every product we sell is backed by science and years of clinical research
2. Affordability: we focus on making every product as affordable as possible
3. Ease-of-use: our products are vetted by clinicians with years of hands-on experience helping patients in real-world settings


Saebo
Stroke Hand and Arm Clinic Sample Session #4
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Saebo is also committed to educating patients and clinicians around the world about the latest advancements in treatment and how our products can help. The Saebo Academy is approved by the American Occupational Therapy Association to provide accredited continuing education courses to clinicians. To date, more than 20,000 therapists have participated in our educational programs worldwide.

AOTA American Occupational Therapy Association

Approved Provider

A multi-channel distribution system, secured with high lifetime value

With over $44 million in net revenue to date, Saebo has a well-established multi-channel business model. Saebo utilizes both B2B and D2C sales to ensure our products are widely available. In addition to selling to both patients and care facilities, we also sell our products through various domestic and international healthcare providers and medical product distributors.

Ranked Top 3
organic search results for stroke & stroke rehab searches

75,000+
patients & clinicians around the world active in our email database

150,000
new visitors per month

10,000
social media followers

We have seen steady growth across all channels:

- 90% compound annual growth rate (CAGR) for products sold to US patients through our ecommerce platform since 2017.
- 27% compound annual growth rate (CAGR) for direct-to-patient unit product sales between 2013 and 2018.
- 10% compound annual growth rate (CAGR) for equipment sold to hospitals between 2013 and 2018.



- high average transaction values
- healthy gross margins
- strong customer loyalty

OUR TRACTION

A trusted brand with global reach

Saebo is synonymous with at-home recovery and our expansive network proves it. We have distributors spanning 6 continents, 17 U.S. recognized patents, FDA clearance, and an estimated 800,000 patients using our products across the world.

17	100K	80	800K
Patents granted	at home products sold	countries	hospital patients

Our products are recommended by the 10 top rehabilitation hospitals in the US (as ranked by US News and World Report) and have been featured in 20 different medical textbooks and publications. Saebo products and programs are discussed in numerous university curriculums around the world.

THE MARKET

Stroke is the #1 cause of long-term disability worldwide

Saebo is a leader in the neurorehabilitation market. Consistent, long-term growth in the worldwide market for stroke rehabilitation products will continue to be driven by a number of factors including:

- Increasing stroke incidence levels due to changing demographics and lifestyles. As people live longer, they are more likely to have a stroke at some point in their lives.
- Increasing stroke survival rates due to advances in acute medical care. A growing number of survivors means more require post-stroke rehabilitation.
- Increasing demand for new technologies due to advances in neuroscience.

Direct to Consumer	Direct to Treatment Centers	Healthcare Providers

Additionally, with COVID-19, we have seen increased urgency and demand for effective in-home therapy.

WHY INVEST

We’ve helped 1 million stroke patients. 79 million to go.

To continue to provide life-changing solutions for those suffering from impaired mobility and function, Saebo aims to expand global partnerships and provide accessible devices for every patient who needs them.


There are still MILLIONS of survivors out there that need our help. Invest in their future.

Our expansion focus is on new product development, lower-cost product sourcing, a sophisticated DTP digital marketing platform, and additional domestic and international distribution channels and partners.

THE VISION

A Helping Hand For Every Patient

At Saebo, we believe every patient deserves the best help possible. That means empowering patients with the education, tools, and financial assistance they need to take control of their own recovery.


Saebo
Stroke Hand and Arm Clinic Sample Session #1
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Saebo helps with more than stroke recovery. VA centers across the country utilise our products to help treat veterans with traumatic brain injuries. Our technology can improve the lives of those suffering from Multiple Sclerosis, neuropathy, and many other neurological disorders.


Future Expansion Into Adjacent Markets
Saebo
Diabetic Neuropathy
Non-Opioid Pain-Management
Orthotic Rehabilitation
Products For Independent Living

2003



SaeboFlex patented.

First hand orthosis developed and patented as the flagship product for Saebo.

2004

Saebo, Inc. founded.

Company founded by two occupational therapists to provide affordable, evidence-based rehabilitation solutions.

2005



Neuro Glove and SaeboStretch patented.

First dynamic resting hand splint designed to treat patients with contracture.

2008



SaeboReach patented.

Additional elbow component to the SaeboFlex added to Saebo's list of proprietary technology.

2011



SaeboMAS patented.

Patent awarded for dynamic mobile arm support now used in hospitals around the world.

2012



Reciprocal EMG Triggered Stimulation patented.

Released the Saebo MyoTrac Infiniti, biofeedback triggered stimulation technology.

2013



Launched the SaeboReJoyce.

Released the SaeboReJoyce, a virtual task-oriented upper-extremity rehabilitation workstation.

2015



Launched Saebo.com Website.

Launched digital marketing program to expand reach and build the brand online.

2017



Launched 3 New Patient Products.

SaeboGlove patented and launched 3 new products: SaeboStep, SaeboStim Micro, and the FDA-cleared SaeboVR virtual reality system.

2019



Launched 3 New Patient Products.

SaeboMind, SaeboStim One, and Saebo Mirror Box designed for patients to use at home.

2019

SaeboFlex featured in London Science Museum.

SaeboFlex featured on display at the Wellcome Galleries medicines exhibit.

2020



Launched the SaeboStim Pro.

Released the SaeboStim Pro comprehensive e-stim device for upper and lower body recovery.

2020

Launched Saebo Academy e-Learning Platform.

New continuing education platform for therapists, approved by AOTA.

In the Press

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Meet Our Team



Henry Hoffman

Co-Founder and President

Most known for co-creating the revolutionary SaeboFlex exoskeleton for stroke recovery which is currently on permanent display at the London Museum of Science, Henry holds 17 patents with products that have helped tens of thousands of patients regain function.

As an occupational therapist, Henry has worked in a variety of clinical settings including home health, acute, sub-acute, and outpatient rehab. Prior to leaving Burke Rehabilitation Hospital in New York in 2002, he worked as a clinical specialist in stroke and orthopedic medicine and manual therapy of the upper quadrant. After leaving Burke, Henry co-founded Saebo, with the goal of creating innovative and life-changing solutions for the physically impaired population. He currently holds 17 patents with products that have helped tens of thousands of clients regain function. Saebo's name is an acronym for Henry's grandmother "Sarah Eileen Booth". Her entire life was dedicated to providing a hand to others in need. Saebo's mission is to match her spirit, dedication, and desire to help others.



Todd D. Wiebusch

Executive Chairman

Todd is an experienced health care investor and operator with 30 years of experience in the DME, Home Health, Hospice, SNFs/ALFs and Rehabilitation industries. He spends about 50% of his time on Saebo. www.CHMGCapital.com. He is also a partner in www.CourageVenturesFunds.com, an early-stage VC fund based in Helsinki, Finland investing in digital health and wellness companies that aspire to enter the US Market. Since 2016 he has served as Honorary Consul of Finland for North and South Carolina.



Peter Durand

CEO

Pete had a successful early corporate career at companies like Kimberly Clark, Eaton and General Electric, and after working in several startups, he was inspired to start RivalHealth in 2009, a company delivering fully customized and individual fitness solutions. In 2017, after changing thousands of people's lives, he merged the company with gBehavior to form GoPivot Solutions, the leading well-being platform in the US.

Pete went on to form Cruxible Partners, a boutique consulting and talent acquisition firm in 2018. After consulting with Saebo, Inc. he joined the company as CEO in early 2022. Pete was excited to marry his passion for health and Saebo's mission to leave no stroke patient behind.

He is patent holder, a podcast host, an accomplished triathlete, exercise junkie, nutrition nut and NASM Certified Personal Trainer (CPT). Pete holds a BS in Industrial Engineering and MBA and is a former Ernst & Young Entrepreneur of the Year for the Carolinas.



Alan Zdyb

VP Finance

Finance executive with 35 years of experience in auditing and in financial operations of growing health care companies. Alan's areas of expertise include financial reporting, cash flow management, risk management, and human resources. Alan began his career in public accounting with Peat Marwick & Mitchell (now KPMG) where he advanced his career to the manager level while successfully passing the CPA exam. He worked for a growing Durable Medical Equipment and Home IV therapy company as Receivables Management Director. He then was Controller of a multi-location nursing home company with responsibility for most areas of the financial operations and reporting. For the last 19 years, Alan has worked for CHMG Solutions or its predecessors as Controller and now VP Finance. Alan spends approximately 10 hours per week working on Saebo-related issues, projects, etc., and is responsible for all financial functions and reporting for Saebo and many other related companies, primarily home health care and assisted living companies.



Christopher Klett

Chief Operating Officer

With executive roles in finance, operations, and marketing, Chris has over 30 years of experience in the healthcare, direct-to-consumer, and retail markets.

With a passion for early-stage companies, Chris joined Saebo in its first year of operations and has enjoyed overseeing the back-office, warehouse and distribution operations, while also directing the reimbursement, compliance, and marketing strategies as Saebo's full-time COO. Prior to joining Saebo, Chris built his experience in the healthcare sector as Director of Mergers and Acquisitions for CHMG Capital. Chris received his BA in Economics from Davidson College.



Sean Jones

Director of Supply Chain

His job requirements involve the management of raw and finished Goods, Assembly, Imports and Exports, Purchasing, and Quality Control.

Sean has worked in the manufacturing/production field for over 20 years and has been with Saebo for the last 10 years. Before joining Saebo he ran three manufacturing plants at one time for a Multinational craft company. While attending college for a business degree in management, he started working in the plants learning the different tasks in various departments from the bottom up. This has given him a solid foundation consisting of academic knowledge as well as hands-on experience.



Dr. Scott Thompson

Director of Clinical Services

With executive roles in clinical and educational development, Scott has experience in almost every type of medical setting and managerial role possible.

A seeker of knowledge, Scott holds Masters and Doctorate degrees in Occupational therapy, with advanced certifications in neurological treatment. While he is a full time (40 hours/week) employee of Saebo, he also participates in professional duties by holding advisory board positions for two occupational therapy schools and sits as an executive board member of his state's occupational therapy association and foundation.



Dr. Steve Wolf

Advisory Board Member

Dr. Wolf is a physical therapist and neuroscientist. His primary interests have been in researching ways to improve movement capabilities in aging and neurological populations. Until recently he also spent considerable time evaluating and treating patients diagnosed with stroke. He is past vice president of the Physical Therapy Association of Georgia and recipient of its Merit Award. While he has received numerous awards, those most relevant include: The Golden Pen Award, Lucy Blair Service Award, and The Helen J. Hislop Award for Outstanding Contributions to Literature. He has been a Catherine Worthingham Fellow of the APTA since 1987 and was the 2002 Mary McMillan Lecturer.

Dr. Wolf's professional contributions include establishing the inclusion criteria for forced use of the upper extremity following stroke and contributing to the formulation of what later became known as constraint-induced movement therapy, establishing Tai Chi as a falls' prevention exercise for older adults, and helping to establish what is today known as the FiRST (Frontiers in Rehabilitation Science and Technology) Council of the APTA. Considered by some to be a bit of a visionary, he has received honors from multiple professional organizations, has authored or co-authored over 270 refereed articles; edited 9 books; procured over $70M in grant funding; and has provided over 800 national and international lectures.

Dr. Wolf spends up to approximately 5 hours per month, as needed, consulting with Saebo on education topics, product development and industry trends.



Glyn Blakey

Managing Director, SaeboUK

A chartered physiotherapist specializing in stroke rehabilitation leading the Saebo UK limited company.

Glyn has worked with the National Health Service and private practice as a clinical specialist in stroke rehabilitation. He now enjoys his active managing director role as an educator within the stroke rehabilitation industry. He has played a pivotal role is setting up the European Saebo distributorships.



Amy Bean

Clinical Specialist

Amy is a Neurological Physiotherapist with over 18 years of clinical experience. Amy provides clinical support, training, and sales support for Saebo in the UK.

Amy has grown her clinical experience in a variety of locations within the National Health Service in the UK, and also in private health care in Australia. Her switch to working with Saebo for the last 11 years comes from seeing the significant difference in rehabilitation outcomes using the Saebo range in her previous clinical role in Stroke Rehabilitation.

Offering Summary

Company	SAEBO, Inc.
Corporate Address	2459 Wilkinson Blvd. Ste 120-B, Charlotte, NC 28208
Offering Minimum	$10,000.00
Offering Maximum	$1,069,999.00
Minimum Investment Amount (per investor)	$248.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	20,000
Maximum Number of Shares Offered	2,139,998
Price per Share	$0.50
Pre-Money Valuation	$10,964,387.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company (the "President"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+

Supporter Level

Supporters will receive a $25 gift card for the products or swag of your choice at saebo.com. You'll also receive a personalized coupon code to save 20% on any product of your choice.*

$1,000+

Bronze Investor Level

Bronze Investors will receive a $50 gift card for the products or swag of your choice at saebo.com. You'll also receive a coupon code to save 20% on your entire next order.*

$2,500+

Silver Investor Level

Silver Investors will receive a $100 gift card for the products or swag of your choice at saebo.com. You'll also receive a personalized coupon code to save 20% on all of your orders for an entire year.*

$5,000+

Gold Investor Level

Gold Investors will receive 10% Bonus Shares plus all of the Silver Level perks. In addition, Saebo will donate, in your name, $500 worth of products to patients in need.

$10,000+

Platinum Investor Level

Platinum Investors will receive 15% Bonus Shares plus all of the Silver Level perks. In addition, Saebo will donate, in your name, $1,000 worth of products to patients in need.

*Excludes hospital-based treatment equipment (e.g., items priced over $5,000).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Saebo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

There's more to a Podcast than meets the eye!

5 days ago

Hello Saebo fans!

Just a quick message about what we are learning from our No Plateau Podcast. We have several episodes in the can, so we hope to go live by mid-May.

Stay tuned for an update and links to our episodes.

Regards,

Pete Durand

CEO

Saebo, Inc.


SE Podcast Announcement
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It's not a Stretch to say....

8 days ago

Hello Saebo fans!

Last week, we talked about the *Saebo*Glove™, one of our four marketing leading products:

1. *Saebo*Step™
2. *Saebo*Glove™
3. *Saebo*Stretch™
4. *Saebo*MAS™

Today I'll be talking about the *Saebo*Stretch™ (or as we call it, the Stretch).

The Stretch is designed to help:

- Neurologically-impaired clients maintain or improve motion while minimizing joint damage and pain.
- Individuals suffering from spasticity to stretch comfortably and safely resulting in increased motivation and compliance.

Why is the Stretch different from current traditional splints?

1. Protects your Joints:
    1. Traditional splints are made from hard/rigid material that do not allow for any movement of the fingers. The Stretch has a unique dynamic hand piece that allows the fingers to move through flexion due to increased tone. The same technology safely repositions the fingers into extension. The Stretch includes three different hand pieces that offer various grades of resistance so you can further match your patient's specific needs.
2. Positions the Hand. The Stretch provides maximum positioning utilizing the following:
    1. Proprietary new strapping system that utilizes key anatomical points of control to maximize control and insure an intimate fit.
    2. Malleable wrist and thumb mount allows the therapist to further customize the fit.
    3. New non-slip strap material and design helps facilitate keeping the fingers in the desired position.
    4. Breeth-O-Preen covering allows moisture to wick away, enhancing skin integrity and hygiene.
    5. Palmer padding to help maintain the integrity of the arch.

Key attributes of the Stretch:

- Patented stretch technology with three interchangeable energy-storing hand plates.
- Proprietary strapping system that utilizes key anatomical points of control to maximize control and insure an intimate fit.
- Malleable wrist and thumb mount allows Therapists to further customize the fit.
- Comfortable non-slip cover and straps to keep fingers in the desired position.
- Straps sewn to cover to maximize proper positioning and ease of donning.
- Adjustable thumb system to allow for radial and palmar adduction/abduction.
- Special padding to help maintain the integrity of the Palmer arch.
- Cover features a zipper closure which can easily be removed for cleaning.

Why are we excited about the future of the Stretch?

1. The Stretch serves the global upper limb prosthetic market - estimated to be $687.73 million in 2020. This market is forecasted to grow at 4.24% CAGR to $1 billion by 2030. (https://www.alliedmarketresearch.com/upper-limb-prosthetics-market-A12065)
2. Our gross margins are exceptionally high for the Stretch, allowing us to explore international markets and channel partners with enough incentive to support a tiered model.
3. The Stretch provides almost instant relief and improved function for our clients, creating raving fans and testimonials beyond just stroke rehabilitation.

It's an amazing product. Don't take our word for it, here's a sample of what our patients have to say:

"I had hand surgery and was told to purchase something that would hold my hand flat. I ordered a SaeboStretch and another brand that was just a piece of plastic with Velcro (it was much cheaper) but once the SaeboStretch came in I knew I had the best. If I ever have to go through this again this would be the only brand I would purchase. It is excellent! The splint lets your hand flex a little and it is soft."

"Thank goodness, I ran into your site. I have tried different braces and the Saebo does what I wanted from a brace. I have MS and needed something to help me straighten my finger; from turning inward to a fist. This is helping in keeping my fingers straight. Thanks!"

"This brace is great. I was in a wreck about 8 months ago that left my right arm paralyzed. My hand is already trying to contract. I ordered this brace about 2 months ago to see if it would help prevent my hand from contracting. My husband had to help me initially to get the brace formed to the correct position but now I am able to put it on by myself with my left hand. It is very comfortable and keeps my hand in a natural position with my fingers straight. I am also very pleased because I feel like I have more control of my arm when I'm wearing it..... normally my hand and arm is just flacid but when I have it on it holds my arm straight like it should be instead of just flopping around. I can already tell that my fingers are a little straighter and I don't even wear it as much as I should. It really is helping prevent "wrist drop" and contractures from developing in my fingers, thumb and wrist. Also it's not big and bulky looking and all the straps keep it in place like it is supposed to be. Sometimes I even sleep in it. I am very happy with this purchase. It was definitely worth the money and I would recommend it to others who are having similar issues."

Disclaimer: "These testimonials may not be representative of the experience of other customers and are no guarantee of future performance or success."

If you have any questions about the Stretch or other products, clients and markets, please let us know.

No Plateau!

Pete Durand

CEO

Saebo, Inc.

Fits like a Glove!

12 days ago

Hello Saebo fans!

Last week, we talked about the SaeboStep™, one of our four marketing leading products:

1. SaeboStep™
2. SaeboGlove™
3. SaeboStretch™
4. SaeboMAS™

Today I'll be talking about the SaeboGlove™ (or as we call it, the Glove).

The Glove is designed to help those recovering from:

- Mildly Affected Neurological Clients: These clients exhibit some finger extension, but not full. They may exhibit mild hypertonicity, but not enough to prevent them from extending their fingers to some degree. They still suffer from hand function impairment including fine motor control, weak finger flexors, and/or weak extensors. Numerous repetitions may be difficult due to weak finger extension strength and endurance. Thumb and index finger tone may be more prevalent. They are typically in the outpatient setting.
- Moderate/Severely Affected Neurological Clients: This group exhibits very minimal or no active wrist/finger extension and are very low tone or flaccid; they are not impeded by hypertonicity. They are typically in the inpatient setting. A majority will require electrical stimulation with the Glove.
- Orthopedic Clients: This group typically has a diagnosis of radial nerve palsy/brachial plexus injury/fractures. They exhibit wrist drop and lack finger extension strength.

Issues the Glove will address:

1. Helps clients suffering from neurological and orthopedic injuries incorporate their hand functionally in therapy and at home.
2. The proprietary tension system extends the client's fingers and thumb following grasping.

Key attributes of the Glove:

- The Glove is a light and comfortable splint that allows an impaired arm and hand to regain function.
- Normally, clients that have suffered a neurological injury such as stroke are unable to open or extend their fingers and their hand often is in a clenched or closed position.
- The Glove assists with hand opening and closing (grasping and releasing).
- The fingers and thumb are opened by a tensioner mechanism that looks like soft elastic bands. The tensioners are easy to put on and take off and offer multiple attachment sites for each finger, to customize the amount of help the client may need to open and close their hand. Individual tensioners may also be removed as the client makes progress.
- By opening and closing the hand with the Glove, clients can retrain the brain and strengthen the muscles needed to perform daily tasks. It can also prevent tightening of the hand and shortening of the muscles, which can limit hand function even further.
- "If you don't use it you will lose it." With the client using his or her hand early and often following the injury, further loss of movement can be prevented and a faster recovery may occur.

Why are we excited about the future of the Step?

1. The Glove serves the global upper limb prosthetic market - estimated to be $687.73 million in 2020. This market is forecasted to grow at 4.24% CAGR to $1 billion by 2030. (https://www.alliedmarketresearch.com/upper-limb-prosthetics-market-A12065)
2. Our gross margins are exceptionally high for the Glove, allowing us to explore international markets and channel partners with enough incentive to support a tiered model.
3. The Glove provides almost instant relief and improved function for our clients, creating raving fans and testimonials.

It's an amazing product. Don't take our word for it, here's a sample of what our patients have to say:

"Saebo has helped me regain movement in my left hand after thinking I wasn't going to regain any movement. I have used the SaeboMAS mini and the SaeboGlove together and it really helped. I am now able to open and close my hand and now relearning to use my hand in everyday tasks. I can not thank Saebo enough for the products they do and I would highly recommend it to anyone who needs that little extra help. With a lot of repetitions, hard work, and determination you will definitely see results."

"I have used the SaeboGlove with several patients with stroke and TBI and am impressed by its usefulness in regaining function and motor control. As an occupational therapist, I am always looking for methods for patients to carry over their efforts in a home program and this has been the perfect device for that."

"I love this glove! I'm able to grasp things now with the glove on! It makes my life so much easier. I definitely recommend it to people who have a hard time extending their fingers."

"It felt so awesome to actually be able to use my left arm and hand for something again. I am seeing continued improvement and I am not going backward. I wish all stroke patients were introduced to these devices immediately after the stroke. I was seven months out before I began this therapy"

"From the moment I put on the SaeboGlove, I could feel muscle sensations in my left arm and hand that I hadn't felt in almost 50 years!!"

Disclaimer: "These testimonials may not be representative of the experience of other customers and are no guarantee of future performance or success."

If you have any questions about the Glove or other products, clients and markets, please let us know.

No Plateau!

Pete Durand

CEO

Great news!

13 days ago

Hello Saebo fans!

We just received our fully consolidated and reviewed financial statements from our accounting firm. As we had reported in our last Start Engine update, and now confirmed by our accounting firm, I'd like to highlight a couple key results!

1. Consolidated Net Revenue for 2021 was up 13.3% over 2020, to $4.6 million!
2. Consolidated Gross Profit for 2021 was up 18% over 2020, to $2.9 million!
3. Consolidated Gross Profit Margin for 2021 grew to 63.2%!

These results are incredibly encouraging considering the world was still in a COVID fog during 2021, yet we grew revenue and margin.

Our outlook for 2022 continues to be extremely positive and we are excited about new products, markets and continued growth in our best selling products!

Thanks for all your support.

Pete Durand

CEO, Saebo Inc.

This inspiring story is why we are so grateful for your support. Saebo is changing lives - and we have so much more to do!

14 days ago


Stroke Survivors Spreading the Word A...
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Hello Saebo fans!

I had the pleasure of interviewing Guy and Jane Harvey, Saebo clients and two of the most inspiring people you'll ever meet.

Guy suffered two life-threatening strokes in 30 days back in 2016. His journey back, Jane's inspiring love and support are the stuff of legend.

Guy continues his journey. He's found Saebo products to be a big part of his recovery. So much so, he started a company to inspire and educate others about how the right tools, perseverance and loving support can impact recovery for stroke survivors.

Guy and Jane's story should be a movie. Consider their episode of the No Plateau Podcast (to be released in May) the trailer :-).

Enjoy.

Pete Durand

CEO

Saebo, Inc.

Disclaimer: "This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success."

A Step in the right direction...

19 days ago

Hello fans of Saebo!

This is my first post as CEO of Saebo. I'll be sharing thoughts on products, the market, and our key milestones over the coming weeks. It's an exciting time to be joining the company.

Saebo offers a wide variety of products and services for stroke and traumatic brain injury (TBI) or other neuro-related conditions.

Over the coming weeks I will highlight four of our best-selling products, all considered to be the most advanced and capable in the world, for their designated applications.

1. *Saebo*Step™
2. *Saebo*Glove™
3. *Saebo*Stretch™
4. *Saebo*MAS™

Today I'll be talking about the *Saebo*Step™ (or as we call it, the Step).

The Step is designed to help those recovering from:

- Stroke
- TBI
- Spinal-cord injury
- Multiple sclerosis
- Orthopedic injuries

Issues the Step will address:

1. Ankle/foot weakness
2. Gait abnormalities
3. Difficulty raising the foot due to reduced function or "foot drop, drop foot"

Key attributes of the Step:

- The Step consists of a lightweight, uniquely designed foot drop brace that provides convenience and comfort while offering optimum foot clearance and support during walking.
- The Step was designed to replace uncomfortable, stiff, or bulky splints that go inside the shoe as well as poorly manufactured braces designed for outside of the shoe that lack support and durability.
- The Step can even be worn comfortably with the majority of male or female shoe styles. Individuals can use their favorite shoes by ordering the accessory kit to enable footwear without eyelets to be modified.
- The Step is fully adjustable and designed to provide a comfortable yet secure fit for most patients. Our unique design requires no cutting or trimming and can comfortably fit all patients with an ankle circumference between 6.5 inches and 11 inches.

Why are we excited about the future of the Step?

1. The Step serves the largest population of an enormous and growing market. The global orthopedic braces market is forecasted to grow at 5.8% CAGR to $4.6 billion by 2027. More patients are ordering these products online and soft & elastic braces, where the Step would reside, is expected to grow at the highest rate during this period. (https://www.marketsandmarkets.com/Market-Reports/orthopedic-braces-support-market-24806829.html)
2. The Step is priced below expensive custom orthotics, so affordable. It's also value-priced above cheap elastic braces, conveying superior function and durability.
3. Our gross margins are exceptionally high for the Step, allowing us to explore international markets and channel partners with enough incentive to support a tiered model.
4. The Step provides almost instant relief and improved function for our clients, creating raving fans and testimonials.

It's an amazing product. Don't take our word for it, here's a sample of what our patients have to say:

"*Our Saebo experience was a wonderful one...I had tried an AFO and found it unmanageable. It was so unforgiving and uncomfortable that I did not use it. After my hip replacement surgery, I was having a difficult time walking. We found the Saebo website and checked it out immediately. ...I wore the brace to physical therapy and my therapist was really excited about it and her clients that it will help. Several qualities are exceptional. One is that you can put it on without help and adjust it for maximum support. Another is that it is comfortable all day. The eyelets are ingenious. All in all my wife and I are thrilled.*"

"*I love your brace. I had a full orthotic for 13 years and have been using this for almost 2 years. Someone stopped me in a store and told me about this great product and it has truly changed my life. It changed my walking pattern and I can walk sometimes without my cane. People and doctors are amazed and I recommend your product to everyone.*"

"*In the past I have used a carbon steel AFO brace that slides into my shoe. I used it sometimes, but not all the time because of discomfort. It was also hard to find a shoe to slide it into. I also bought a Bioness electronic brace for over $600. This was okay but after a while I got a lot of skin irritation under the electrodes. I could really only wear it a few hours a day, but I needed to wear it all day. Plus, I had to find wider pants to fit over the brace. The SaeboStep is reasonably priced and I am very pleased with it. Actually it's the best brace that I have used so far. I am actually using it everyday! I actually WANT to put it on.*"

"*I am a physical therapist specializing in spine rehabilitation. I have a patient that has drop foot and today she came in using this drop foot brace and I was impressed by how good she looked and ambulated. Her balance and quality of gait improved significantly. very simple to adjust and to install in all kinds of shoes. Great product I recommend it!!*"

"*I had a custom, ceramic, ankle-foot orthosis made for $2500. This turned out to be like a medieval torture device – an expensive one too! It was so uncomfortable. Then I saw the SaeboStep on the Saebo website and it looked much more comfortable so I decided to try it. The SaeboStep is far superior to the other device I was using which caused my heel to come crashing down when I would go up and down steps. What a difference this makes. I am so grateful to the engineers at Saebo for their innovations. Keep up the good work!*"

Disclaimer: "These testimonials may not be representative of the experience of other customers and is no guarantee of future performance or success."

If you have any questions about the Step or other products, clients and markets, please let us know.

No Plateau!

Pete Durand

CEO

Saebo, Inc.

Ending the week with more EXCITING news! Plus, a letter to shareholders from Executive Chairman, Todd Wiebusch!

26 days ago

Saebo shareholders,

Please click this link to read our 2021 update and plans and growth initiatives for 2022. On behalf of our entire team at Saebo, we want to thank you for the confidence you have placed in us with your time, research, and capital. We believe if we just continue on our present growth trends we will reach profitability within the next year or so, then will endeavor to reinvest those profits into continued growth in shareholder value.

Watch the video below to find out our more exciting news!


SE Update - Introducing Pete
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800! Thank You Saebo Investors!

27 days ago


THANK YOU TO OUR 800 INVESTORS!
Saebo has a product or service that can literally help every, single one of the 79 million stroke survivors around the world.
With your investment, we will help more people, treat more symptoms, develop new products/solutions, and change more lives.
JOIN OUR MISSION!

Notice of Material Change in Offering

30 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Saebo offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign and adding new CEO

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Saebo has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Saebo be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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Bradley S. SE OWNER 29 INVESTMENTS a year ago Pinned by Company

As a Physiatrist and in practice for over 28 years, I am quite familiar with those inflicted with strokes...
I am also familiar with SAEBO products...
They are revolutionary and truly excellent.

5 View 1 reply

Denise C. 1 INVESTMENT a year ago Pinned by Company

I am also a major stroke survivor/investor. These products work and are much needed BtoC. They changed/saved my life.

2 View 1 reply

Manuel M. 1 INVESTMENT 7 days ago

Good afternoon,
I invested during the December campaign and am now looking to place an order for my mother. Where would I locate the coupon code/discount code for my investor level perk?

Thank you in advance.

0 View 1 reply

Manuel M. 4 INVESTMENTS 8 days ago

Hello! Is it still not possible to make an investment outside of the U.S.? - would be very interested in doing so - keep up the good work and thanks for the reply!

0

Steve M. 20 INVESTMENTS a month ago

What has been the response from the insurance industry? I saw a statement..."affordable even without insurance." How much of what you offer is covered under an average insurance plan? Would/could these aids be covered under Medicare? It seems to me, if this can save the insurance companies money, they'll be a major influence in scaling the company.

0 View 1 reply

Adam F. 13 INVESTMENTS 3 months ago

Does the new Saebostim Spa help w foot pain from neuropathy? Product looks nice. Great work. Thanks.

0 View 2 replies

Paul T. SE OWNER 16 INVESTMENTS 3 months ago

The product sound great and it seems like you are doing well. I am curious what you need the funding for? I saw a response below saying that you were going to develop newer products. I would think you would want to optimize the margins and volumes sold of the existing products before pursuing other products. If profitability is a concern despite having good products which are defensible then you have an operating model problem and need to focus. You might want to consider cutting back or pausing some of your other products which might be less successful and carry a higher operating cost.

0 View 1 reply

Damiano T. 10 INVESTMENTS 3 months ago

Thank you for thorough response to my prior questions, Todd!
I want to invest here and am thinking how to size my position. Hoping you can help sort this out - I'm struggling a bit to wrap my head around your capital structure...
First, as the majority shareholder, you basically control the voting rights; I guess that's not atypical for startups. However, the company is indebted to you for ~$5M it seems? Common shareholders interests won't necessarily align with yours as a creditor, which is a concern.
Also, there are 4 series of preferred shares (you own them all) that have dividend and liquidation rights ahead of common shares...I'm just wondering, why did you set up such a complex capital structure?
Am I wrong to conclude that because there aren't really any checks on corporate actions due to the shareholder voting concentration, that future decisions could ultimately be made in such a way that helps ensure creditors and preferred shareholders (a.k.a. Todd) get some return on their investment, but common plebs like me get wiped out?

Thanks so much for your time and assistance.

0 View 2 replies

Damiano T. 10 INVESTMENTS 3 months ago

Hi, I'm fascinated by the product and its potential. Have some investment related questions:
-This campaign started >1 year ago. Why is it still going on/keeps getting extended? And why has the valuation/share price remained unchanged - are you still not generating returns on invested capital after all this time and business is progressing?
-You were said to be cash flow break-even a year ago, where are you now? At what point do you stop burning the incremental cash generated and flip to profit making?
-Do you have an operating margin target?
-Generated $43M total revenues since inception - how much was your peak year?
-What is your orders to sales conversion? (sometimes you are giving sales growth updates, but other times orders rates)
-When the is expiry of your patents?
-Who are the 7 valuation comps being used?

Apologies for the long list. Trying to catch up quickly here before offering closes. Thank you so very much.

0 View 1 reply

Katya S. 2 INVESTMENTS 3 months ago

Hi, I just invested in your Company. I am also a fellow enterpreneur raising funds through StartEnginne, our campaign (JelikaLite) is closing in 2 days. We just got Breakthrough Device Designation from FDA. But we are behind you - no revenue yet, as we still need to do more clinical trial for approval. I would love to talk to you offline about your engineers and distributor network.

0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

Henry Hoffman (00:20):

My name is Henry Hoffman, I am the co-founder of Saebo and I'm excited to be here at the Science Museum in London for the brand new opening of the medicines gallery exhibit, which is the future home of the SaeboFlex.

Henry Hoffman (00:32):

Prior to the SaeboFlex, many stroke survivors were told that they had plateaued or that no further progress can be made. They were basically living a one-handed life.

Henry Hoffman (00:40):

With our device, thousands of patients have improved more arm and hand function and went on to live a better life. When we first created the SaeboFlex, we also created a slogan, "No plateau in sight," because that signifies a stroke survivor's journey. Research shows that stroke survivors can make more progress many years after their injury, if they have the right tools and the right treatment interventions and we feel that we got that covered with a SaeboFlex.

Amy Bean (01:06):

This has been exciting in my role to watch Saebo develop and progress from the SaeboFlex to bringing out a more lightweight version, the SaeboGlove, progressing into electrical stimulation, deweighting devices and becoming a fairly established brand of technology for neurological rehab in the UK.

Glyn Blakey (01:26):

I was working as a neuro physio therapist and a stroke survivor came to me and asked, "How can I get to use my hand?" His hand was like a fist. So, we saw an advert on the internet for the SaeboFlex and I contacted the American company and it was two occupational therapists.

Henry Hoffman (01:47):

So when we started Saebo, not too long after, we had a stroke survivor from the United Kingdom contact us along with a physiotherapist.

Glyn Blakey (01:55):

So, I flew over to America. I'd never been to America before.

Henry Hoffman (01:59):

He was very interested in using the SaeboFlex to help get his hand back.

Glyn Blakey (02:02):

And we learned how to build a SaeboFlex on a kitchen table and the rest is history, really.

Henry Hoffman (02:08):

Many years later, it's amazing to see our device here at the prestigious Science Museum on permanent public display. It's truly a remarkable moment.

Video 2

Voice over Script of animated video.

Scene 1: This is Betty. She suffered a stroke not long ago, and like many stroke survivors, she lost the ability to use her arm and hand.

Betty in a hospital bed with her family around.

Scene 2: Betty now regularly visits a rehab facility that, unfortunately, does not have access to the latest break-through stroke technology. The therapists are very kind, but have struggled to make any meaningful progress with her recovery.

Exterior shot of the facility. Then cut to a close-up of Betty, then we pull out to see her working with a therapy team (her elbow bent, hand in a fist)

Scene 3: Because of this, Betty hasn't seen the progress she hoped for, which is very frustrating for her and her family....

Betty with her husband and daughter, all looking a bit sad. (Betty's elbow is bent and hand in a fist)

Scene 4: This is George, another stroke survivor. George visits a facility that utilizes current, research-based technologies like Saebo therapy equipment.

Close-up of George. We pull out to reveal him with a Saebo glove on his hand.

Scene 5: With the help of his therapists and Saebo equipment, George has begun re-training his arm and hand and has seen great progress.

With the Saebo glove on, George is moving his fingers slightly. He looks happy.

Scene 6: Because Saebo products are affordable and designed for home use, even after discharge, George is able to continue his therapy with Saebo equipment at home, progressing his rehabilitation.

George using his Saebo glove at home. On-screen text to emphasize "affordable" and "designed for home use"

Scene 7: George has even been able to get back to activities he enjoys, like wood-working.

George in his garage.

Scene 8: Meanwhile, Betty continues to struggle to use her hand with her home program, performing only the traditional basic maintenance.

Betty at home, looking the same as in Scenes 1 and 2

Scene 9: The simplest everyday tasks like eating and getting dressed continue to be challenging for her…

Betty unable to pick up her fork. Then cut to Betty unable to tie her shoes.

Scene 10: …while the activities she loves like gardening and cooking seem completely out of reach.

A thought bubble above her head pops up, showing her garden overgrown with weeds and her watching the family cook for her.

Scene 11: Knowing Betty's frustration, her family began to search high and low for a better alternative.

Betty's daughter in front of a computer

Scene 12: Luckily, they came across Saebo, too!

Saebo website (simplified) comes up on the computer screen.

Scene 13: Betty is thrilled to find that she can test Saebo products for free, and they're delivered right to her doorstep.

Package being delivered to Betty's doorstep (Betty and her husband are there to greet the delivery guy)

Scene 14: With no plateau in sight, George and Betty are well on their way to full use of all of their limbs, thanks to Saebo.

End screen with a little round call-out window on the left, showing happy George and another window on the right showing happy Betty.

Logo and contact info.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]